UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)

EMMIS COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

J. SCOTT ENRIGHT
ONE EMMIS PLAZA
40 MONUMENT CIRCLE, SUITE 700
Indianapolis, Indiana 46204
(317) 266-0100

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

JOHN J. MCCARTHY, JR.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) on June 2, 2010, by Emmis Communications Corporation, an Indiana corporation (“Emmis”). The Schedule 14D-9 relates to the offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) whose equity securities are owned entirely by Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis to purchase all of the outstanding shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”), pursuant to and subject to the terms and conditions set forth in the Offer to Purchase, dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in this Amendment No. 1 or the Schedule 14D-9.

The items of the Schedule 14D-9 set forth below are hereby amended and supplemented as follows:

A more legible copy of the Materials Prepared for Discussion of Morgan Stanley & Co. Incorporated, which were attached and filed as Annex B to Emmis’ Solicitation/Recommendation Statement filed under cover of Schedule 14D-9 with the SEC on June 2, 2010, are hereby attached and re-filed as Annex B to this Amendment No. 1 in response to a comment from the SEC.

Item 1.	Subject Company Information

Item 1 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The third paragraph of Item 1 is hereby amended by deleting the reference to “1,714,431”, which describes the number of Rollover Shares, and replacing it with “1,718,446”.

2. The third paragraph of Item 1 is hereby amended by deleting the reference to “21.4%”, which describes the percentage of the shares of Emmis Common Stock owned by the Purchaser Group, the Alden Fund and the Rolling Shareholders, and replacing it with “21.5%”.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The second paragraph of Item 2 is hereby amended and restated in its entirety as follows:

“This Statement relates to the tender offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) that is owned by Mr. Smulyan and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), to purchase all of the outstanding Shares (the “Shares”). The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the “Offer Price”). The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2010 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Certain shares held by JS Acquisition, JS Parent, Mr. Smulyan, his affiliates (collectively with JS Acquisition, JS Parent and Mr. Smulyan, the “Purchaser Group”), Alden Global Capital (together with its affiliates and related parties, “Alden”), a private asset management company with over $3 billion under management, and the shareholders set forth in the Rollover Agreement (the “Rolling Shareholders”), dated May 24, 2010, by and among JS Parent and the Rolling Shareholders (the “Rollover Agreement,” and the Shares to be contributed to Emmis by the Rolling Shareholders pursuant to the Rollover Agreement, the “Rollover Shares”) will not be tendered in the Offer. As further described below, Shares held by Alden and the Retained Shares (as defined below) will be cashed out in the Merger (as defined below) for the Offer Price and all other Shares held by the Purchaser Group and the Rollover Shares will be contributed to Emmis and cancelled in the Merger. The Offer is disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by JS Acquisition with the U.S. Securities and Exchange Commission (the “SEC”) on

June 2, 2010 (as amended and supplemented, the “Schedule TO”). Based on the information relating to the ownership of Shares by the Purchaser Group, the Alden Fund and the Rolling Shareholders (collectively, the “Interested Parties” and the Shares beneficially owned by them, the “Interested Party Shares”) set forth in Item 1 (Subject Company Information) above, the Offer to Purchase assumes the purchase of 29,722,866 Shares for $71,334,878. The Offer to Purchase also assumes the payment in the Merger of $3,375,600 in respect of the Shares held by the Alden Fund, $4,377,160 in respect of outstanding in-the-money options to purchase Shares, $631,059 in respect of Retained Shares beneficially owned by Mr. Smulyan and $10,280,000 of related fees and expenses in connection with the transactions, bringing the total amount of Alden funding anticipated in connection with the Offer to Purchase and the Merger to approximately $90 million.”

Similarly, all other references in the Schedule 14D-9 to the Offer being made by JS Acquisition only for Shares other than the Rollover Shares or Shares beneficially owned by the Purchaser Group and Alden are hereby amended as set forth above to clarify that the Offer is being made for all outstanding Shares.

2. The third paragraph of Item 2 is hereby amended by deleting the reference to “the valid tender (without withdrawal) in the Offer of at least 10,809,949 Shares” with respect to the satisfaction of the Minimum Tender Condition and replacing it with “the valid tender (without withdrawal) in the Offer of at least 10,805,934 Shares”.

Similarly, all other references in the Schedule 14D-9 to “the valid tender (without withdrawal) in the Offer of at least 10,809,949 Shares” with respect to the satisfaction of the Minimum Tender Condition are hereby amended as set forth above.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The first paragraph of Item 3 is hereby amended by deleting the reference “to the best of Emmis’ knowledge,” in its entirety.

2. The first paragraph under the heading “Certain Arrangements between Emmis and its Executive Officers, Directors and Affiliates” is hereby amended and restated in its entirety as follows:

“Emmis has engaged in certain transactions and is a party to certain arrangements with Mr. Smulyan and his affiliates, the summaries of which are qualified by reference to Emmis’ Annual Report on Form 10-K for the year ended February 28, 2010 under Note 16 to the Consolidated Financial Statements, and Item 13 of Part III, “Certain Relationships and Related Transactions,” included in that report and Emmis’ annual proxy statement on Schedule 14A for 2009 dated June 8, 2009 under the sections entitled “Corporate Governance — Certain Transactions.”

Although Emmis no longer makes loans to executive officers and directors, it currently has a loan outstanding to Mr. Jeffrey H. Smulyan, its Chairman, Chief Executive Officer and President, that is grandfathered under the Sarbanes-Oxley Act of 2002. The largest aggregate amount outstanding on this loan at any month-end during fiscal 2010 was approximately $1,046,818 and the balance at February 28, 2009 and 2010 was approximately $1,010,592 and $1,046,818, respectively. This loan bears interest at Emmis’ cost of debt under the Credit Facility, which at February 28, 2009 and 2010 was approximately 4.8% and 7.6% per annum, respectively.

Prior to 2002, Emmis had made certain life insurance premium payments for the benefit of Mr. Smulyan. Emmis discontinued making such payments in 2001. However, pursuant to a Split Dollar Life Insurance Agreement and Limited Collateral Assignment dated November 2, 1997, Emmis retains the right, upon Mr. Smulyan’s death, resignation or termination of employment, to recover all of the premium payments it has made, which total $1,119,000.

During the years ended February 29, 2008 and February 28, 2009, Emmis leased an airplane and was party to a timeshare agreement with Mr. Smulyan with respect to his personal use of the airplane. Emmis purchased the airplane in December 2008, and on April 14, 2009, Emmis sold the airplane and the timeshare agreement terminated. Under the timeshare agreement, whenever Mr. Smulyan used the airplane for non-business purposes, he paid Emmis for the aggregate incremental cost to Emmis of operating the airplane up to the maximum amount permitted by Federal Aviation Authority regulations (which maximum generally approximates the total direct cost of operating the airplane for the applicable trip). With respect to the personal flights during the years ended February 29, 2008 and February 28, 2009, Mr. Smulyan paid Emmis approximately $171,213 and $31,186 respectively, for expenses under the timeshare arrangement. In addition, under IRS regulations, to the extent Mr. Smulyan or any other officer or director allows non-business guests to travel on the airplane on a business trip or takes the airplane on a non-business detour as part of a business trip, additional compensation is attributed to Mr. Smulyan or the applicable officer or director. Generally, these trips on which compensation is assessed pursuant to IRS regulations do not result in any material additional cost or expense to Emmis.

The sister of Richard Leventhal, one of Emmis’ independent directors, owns Simon Seyz, an Indianapolis business that provides corporate gifts and specialty items. During the three years ended February 2010, Emmis made purchases from Simon Seyz of approximately $127,666, $149,970 and $31,668, respectively.

The Merger Agreement involves transactions by Emmis with JS Parent and JS Acquisition, both of which are affiliates of Mr. Smulyan. For more information regarding the Merger Agreement, see Item 8 “Additional Information. — Merger.” ”

3. The first paragraph under the heading “Executive Compensation, Employment Matters and Employment Agreements; Ownership of Shares by Directors and Executive Officers” is hereby amended and restated in its entirety as follows:

“Compensation of Directors

Directors who are not officers of Emmis are compensated for their services at the rate of $3,000 per regular meeting attended in person, $1,500 per regular meeting attended by phone and $2,000 per committee meeting attended, whether in person or by phone. These fees are paid in the form of Shares at the end of each calendar year. The per share price used for payment of these fees is established using the market value of the Shares prior to the end of the previous fiscal year, discounted by 20% to the extent the director attends at least 75% of the board and committee meetings applicable to the director. In addition, each director who is not an officer or employee of Emmis receives a $30,000 annual retainer, the chair of the Emmis Audit Committee receives a $10,000 annual retainer, the chair of the Emmis Compensation Committee receives a $5,000 annual retainer, the chair of the Emmis Corporate Governance and Nominating Committee receives a $3,000 annual retainer, and the Lead Director receives a $3,000 annual retainer. These annual retainers are paid in cash. In addition, directors who are not officers of Emmis are entitled to receive annually 2,195 shares of restricted stock and options to purchase 7,317 Shares. The options are granted on the date of the Emmis annual meeting of shareholders at the fair market value of the underlying shares on that date and are to vest annually in three equal installments. Restricted stock is also granted on the date of the Emmis annual meeting of shareholders and will vest on the earlier of the end of the director’s three-year term or the third anniversary of the date of grant.

Included in the table below is information regarding the compensation for the fiscal year ended February 28, 2010, received by each of Emmis’ directors as of February 28, 2010 who is not an officer of Emmis. The dollar amounts in the table below for stock and option awards are the grant date fair market values associated with such awards.

2010 Director Compensation Table

	Fees Earned
	or Paid	Stock	Option	All Other
Name	in Cash	Awards(1)(2)	Awards(3)	Compensation(4)	Total

Susan B. Bayh	$36,000	$160,645	$1,627	$—	$162,272
Gary L. Kaseff	30,000	84,000	—	1,253,745	1,337,745
Richard A. Leventhal	40,000	162,645	1,627	—	164,272
Peter A. Lund	35,000	162,645	1,627	—	164,272
Lawrence B. Sorrel	30,000	186,645	1,627	—	188,272
Greg A. Nathanson	30,000	90,645	1,627	—	92,272

(1)	On July 14, 2009, each director named in the table above other than Mr. Kaseff received a grant of 2,195 restricted shares, having an aggregate date of grant fair value of $645. The following table includes information regarding the number of unrestricted shares each named director received on January 4, 2010, for meeting fees for the fiscal year ended 2010:

Name	Shares

Mrs. Bayh	129,032
Mr. Kaseff	67,742
Mr. Leventhal	130,645
Mr. Lund	130,645
Mr. Sorrel	150,000
Mr. Nathanson	72,581

(2)	At February 28, 2010, each named director other than Mrs. Bayh, Mr. Kaseff and Mr. Nathanson held restricted stock awards for an aggregate of 4,390 shares, having an aggregate fair market value of $3,951. Mrs. Bayh and Mr. Nathanson each held 6,585 restricted shares having a fair market value of $5,927. As of February 28, 2010, Mr. Kaseff had not received any restricted stock awards in his capacity as a director. Restricted stock awards vest on the earlier of the end of the director’s three-year term or the third anniversary of the date of grant. With respect to Mrs. Bayh and Mr. Nathanson, 2,195 restricted shares will vest on the earlier of July 11, 2010, or the day before the Emmis annual meeting for fiscal year 2010, 2,195 will vest on the earlier of July 15, 2011, or the day before the Emmis annual meeting for fiscal year 2011, and 2,195 will vest on the earlier of July 14, 2012, or the day before the Emmis annual meeting for fiscal year 2012. With respect to each of Messrs. Leventhal, Lund and Sorrel, 2,195 restricted shares will vest on the earlier of July 15, 2011, or the day before the Emmis annual meeting for fiscal year 2011, and 2,195 will vest on the earlier of July 14, 2012, or the day before the Emmis annual meeting for fiscal year 2012.

(3)	The following table includes information regarding options held by each named director as of February 28, 2010. Options vest on the earlier of the dates shown, or the day before the Emmis annual meeting for the fiscal year in which the date shown falls.

	Number of Shares	Option Exercise
	Underlying	Price	Option Expiration
Name	Options #	$	Date	Option Vesting Date

Mrs. Bayh	7,317	0.28	7/14/19	1/3 on each of 7/14/10, ’11 & ’12
	7,317	1.70	7/15/18	1/3 on each of 7/15/09, ’10 & ’11
	7,317	8.84	7/11/17	1/3 on each of 7/11/08, ’09 & ’10
	7,317	8.71	2/13/17	Fully Vested
	7,317	12.19	7/13/15	Fully Vested
	14,635	14.21	6/30/14	Fully Vested
	14,635	15.48	6/5/13	Fully Vested
	14,635	13.56	6/24/12	Fully Vested

	Number of Shares	Option Exercise
	Underlying	Price	Option Expiration
Name	Options #	$	Date	Option Vesting Date

Mr. Kaseff	175,000	0.295	3/2/19	3/2/2012
	36,587	2.95	3/1/18	1/3 on each of 3/1/09, ’10 & ’11
	36,587	8.21	3/1/17	1/3 on each of 3/1/08, ’09 & ’10
	36,587	11.17	3/1/16	Fully Vested
	36,587	12.81	3/1/15	Fully Vested
	73,174	17.45	3/1/14	Fully Vested
	73,174	11.22	3/4/13	Fully Vested
	73,174	19.90	3/1/12	Fully Vested
	58,539	19.82	3/1/11	Fully Vested
	58,539	24.18	3/1/10	Fully Vested
Mr. Leventhal	7,317	0.28	7/14/19	1/3 on each of 7/14/10, ’11 & ’12
	7,317	1.70	7/15/18	1/3 on each of 7/15/09, ’10 & ’11
	7,317	8.84	7/11/17	1/3 on each of 7/11/08, ’09 & ’10
	7,317	8.71	2/13/17	Fully Vested
	7,317	12.19	7/13/15	Fully Vested
	14,635	14.21	6/30/14	Fully Vested
	14,635	15.48	6/5/13	Fully Vested
	14,635	13.56	6/24/12	Fully Vested
Mr. Lund	7,317	0.28	7/14/19	1/3 on each of 7/14/10, ’11 & ’12
	7,317	1.70	7/15/18	1/3 on each of 7/15/09, ’10 & ’11
	7,317	8.84	7/11/17	1/3 on each of 7/11/08, ’09 & ’10
	7,317	8.71	2/13/17	Fully Vested
	7,317	12.19	7/13/15	Fully Vested
	14,635	14.21	6/30/14	Fully Vested
	14,635	15.48	6/5/13	Fully Vested
Mr. Nathanson	7,317	0.28	7/14/19	1/3 on each of 7/14/10, ’11 & ’12
	7,317	1.70	7/15/18	1/3 on each of 7/15/09, ’10 & ’11
	7,317	8.84	7/11/17	1/3 on each of 7/11/08, ’09 & ’10
	7,317	8.71	2/13/17	Fully Vested
	7,317	12.19	7/13/15	Fully Vested
	14,635	14.21	6/30/14	Fully Vested
	14,635	15.48	6/5/13	Fully Vested
	14,635	13.56	6/24/12	Fully Vested
	14,634	19.82	8/01/11	Fully Vested
Mr. Sorrel	7,317	0.28	7/14/19	1/3 on each of 7/14/10, ’11 & ’12
	7,317	1.70	7/15/18	1/3 on each of 7/15/09, ’10 & ’11
	7,317	8.84	7/11/17	1/3 on each of 7/11/08, ’09 & ’10
	7,317	8.71	2/13/17	Fully Vested
	7,317	12.19	7/13/15	Fully Vested
	14,635	14.21	6/30/14	Fully Vested
	14,635	15.48	6/05/13	Fully Vested
	14,635	13.56	6/24/12	Fully Vested

(4)	For Mr. Kaseff, who was an employee but not an officer during the fiscal year ended 2010, this total included a 401(k) match in the amount of $398 and severance payments in the amount of $1,253,347.

Compensation Tables

The following table sets forth the compensation awarded to, earned by, or paid to the chief executive officer, the two most highly compensated executive officers other than the chief executive officer and two other individuals who were not executive officers at the end of the 2010 fiscal year (collectively, the “Named Executive Officers”) during the fiscal years ended February 28, 2010, February 28, 2009 and February 29, 2008.

2010 Summary Compensation Table(1)

						Non-Equity
				Stock	Option	Incentive Plan	All Other
		Salary(3)	Bonus(4)(5)	Awards(6)	Awards(6)	Compensation(4)	Compensation(7)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)

Jeffrey H. Smulyan,	2010	613,322	407,384	—	27,181	—	39,483	1,087,370
Chief Executive Officer	2009	459,711	438,213	—	212,791	—	65,844	1,176,559
	2008	1	339,375	—	619,056	—	73,391	1,031,823

Patrick M. Walsh,	2010	387,051	326,115	—	—	—	17,378	730,544
Executive Vice President,	2009	214,912	427,989	25,901	103,332	—	18,474	790,608
Chief Financial Officer and Chief Operating Officer	2008	400,000	60,000	72,962	123,808	—	110,268	767,038

Richard F. Cummings,	2010	330,327	274,277	—	89,381	—	12,000	705,985
President — Radio	2009	264,231	236,288	38,854	63,836	—	18,074	621,283
Programming	2008	495,000	102,450	109,451	185,714	—	19,074	911,689

Paul W. Fiddick,	2010	174,626	80,219	—	56,183	—	575,008	886,036
Former International	2009	193,942	172,500	19,426	31,918	196,686	1,000	615,472
Division President	2008	350,000	242,583	54,271	92,587	—	6,111	745,552

Gary A. Thoe,	2010	137,172	61,047	—	35,753	—	547,613	781,585
Former President — Publishing Division(2)

(1)	Emmis has adjusted the exercise prices and numbers of shares subject to options referred to in this and the following tables and accompanying text and footnotes for the effect of the $4.00 per share special dividend Emmis paid on November 22, 2006. Emmis has also adjusted the numbers of restricted shares granted or to be granted after that date to reflect a 2 for 1 stock split in 2000. The shares Emmis refers to in this and the following tables are the shares of Class A Common Stock of Emmis, except with respect to Mr. Smulyan, whose shares are shares of Class B Common Stock for fiscal 2008, and Class A shares for fiscal 2009 and 2010.

(2)	Mr. Thoe was not a named executive officer prior to the fiscal year ended 2010.

(3)	In fiscal 2008, Mr. Smulyan elected to voluntarily forgo all but $1 of his contractual base salary of $905,000.

(4)	Under the Emmis 2008 Corporate Incentive Plan, Emmis paid discretionary performance bonuses and non-equity incentive plan awards to executive officers in stock valued at the fair market value of Emmis’ shares on the day the shares are issued. The number of shares issued to each executive officer under the plan, is as follows: Mr. Smulyan, 102,841; Mr. Walsh, 18,182; Mr. Cummings, 31,045; and Mr. Fiddick, 73,510. Under the Emmis 2009 Corporate Incentive Plan and 2010 Corporate Incentive Plan, no executive officer received a discretionary performance bonus for the fiscal years ended 2009 or 2010. During the fiscal year ended 2010, Mr. Smulyan received a $200,000 cash signing bonus in connection with his new employment agreement.

(5)	Under the Emmis TV Proceeds Quarterly Bonus Program, Emmis paid quarterly bonuses to certain employees to offset salary reductions. All of Emmis’ executive officers participated in the TV Proceeds Quarterly Bonus Program. Effective September 1, 2008, Emmis reduced to approximately $15,000 the salaries of certain of Emmis’ highly compensated employees, including Emmis’ named executive officers, in order to increase defined consolidated operating cash flow under Emmis’ Credit Facility. Under the TV Proceeds Quarterly Bonus Program, Emmis paid the employees affected by the salary reduction quarterly bonuses in amounts equivalent to the forgone salary. The bonus was paid at the beginning of each fiscal quarter either (i) in cash out of the net proceeds from the sale of WVUE-TV if certain performance targets from a prior quarter were met, or (ii) in shares of Emmis’ Class A Common Stock under Emmis’ 2004 Equity Compensation Plan if the performance targets were not met. In fiscal 2009 and 2010, all amounts paid under the TV Proceeds Quarterly Bonus Program were paid in cash. The TV Proceeds Quarterly Bonus Plan was terminated as of June 1, 2009. The amount paid in fiscal 2009 to each executive officer under the TV Proceeds Quarterly Bonus Program was as follows: Mr. Smulyan, $438,213; Mr. Walsh, $221,589; Mr. Cummings, $236,288; and Mr. Fiddick, $172,500. The amount paid in fiscal 2010 to each executive officer under the TV Proceeds Quarterly Bonus Program was as follows: Mr. Smulyan, $207,384; Mr. Walsh, $126,115; Mr. Cummings, $109,277; Mr. Fiddick, $80,219; and Mr. Thoe, $61,047.

(6)	A discussion of the assumptions used in calculating these values may be found in Note 4 to the Emmis audited financial statements beginning on page 72 of the Emmis annual report on Form 10-K for the fiscal year ended February 28, 2010 for fiscal year 2010 awards, in Note 5 to the Emmis audited financial statements beginning on page 78 of the Emmis annual report on Form 10-K for the fiscal year ended February 28, 2009 for fiscal year 2009 awards and in Note 5 to the Emmis audited financial statements beginning on page 79 of the Emmis annual report on Form 10-K for the fiscal year ended February 29, 2008 for fiscal year 2008 awards.

(7)	The following table sets forth the items comprising “All Other Compensation” for each named executive officer.

					Company
					Contributions
		Perquisites			to Retirement	Dividends
		and Other			and	Paid on
		Personal	Tax	Insurance	401(k) Plans	Restricted	Severance
Name	Year	Benefits(A) ($)	Reimbursements ($)	Premiums(B) ($)	($)	Stock(C) ($)	Payments($)	Total ($)

Jeffrey H. Smulyan	2010	27,655	201	10,000	1,627	—	—	39,483
	2009	64,144	700	—	1,000	—	—	65,844
	2008	70,794	759	—	1,838	—	—	73,391

Patrick M. Walsh	2010	13,218	110	1,896	2,154	—	—	17,378
	2009	13,793	61	3,620	1,000	—	—	18,474
	2008	83,741	24,124	403	2,000	—	—	110,268

Richard F. Cummings	2010	12,000	—	—	—	—	—	12,000
	2009	12,000	74	5,000	1,000	—	—	18,074
	2008	12,000	74	5,000	2,000	—	—	19,074

Paul W. Fiddick	2010	9,000	—	—	7,260	46,089	512,659	575,008
	2009	—	—	—	1,000	—	—	1,000
	2008	4,051	60	—	2,000	—	—	6,111

Gary A. Thoe	2010	1,000	—	—	—	—	546,613	547,613

(A)	Perquisites and other personal benefits for named executive officers other than Mr. Fiddick includes an automobile allowance. The 2008 figures for Mr. Walsh include relocation expenses, including approximately $8,000 of relocation expenses that were over and above the amount included in Mr. Walsh’s contract. This additional amount, which was approved by the Compensation Committee, was reimbursement for unanticipated rent and travel expenses incurred by Mr. Walsh due to a delay in selling his primary residence. The 2008 and 2009 figures for Messrs. Smulyan and Walsh include the incremental cost to Emmis of personal use of Emmis’ airplane. From time to time, family members and guests of the named executives accompanied the executives on business flights on Emmis’ airplane, at no incremental cost to Emmis.

(B)	Emmis paid premiums for life, disability or long-term care insurance for Messrs. Walsh and Cummings.

(C)	The figure shown reflects dividends paid on restricted shares held by the named executive that were not included in the calculation of compensation expense set forth in the “Stock Awards” column above.

Employment Agreements

Effective March 1, 2008, Emmis entered into a one-year employment agreement with Mr. Smulyan, who serves as Chairman, Chief Executive Officer and President of Emmis, which automatically renews each year following the initial one-year term for additional one-year terms unless either Emmis or Mr. Smulyan provides the other with written notice of non-renewal prior to December 31 of the then-current term. When neither Emmis nor Mr. Smulyan delivered such notice of non-renewal prior to December 31, 2008, the employment agreement automatically renewed for an additional one-year term ending February 28, 2010. Mr. Smulyan’s base salary for the initial term of the employment agreement was $905,000; however, effective December 1, 2008, Mr. Smulyan consented to a 3% decrease to his base salary and waived any increase provided for in the employment agreement for the one-year term ending February 28, 2010. He also agreed to an additional 5% decrease to his base salary for the fiscal year ended February 28, 2010. Mr. Smulyan’s base salary upon any subsequent annual renewal will increase at a rate equal to the greater of 3%, the annual percentage increase in the CPI (All Urban Consumers-U.S Cities Average, all items (1982/84 = 100) as published by the Bureau of Labor Statistics), U.S. Department of Labor or such other amount as approved by the Emmis Compensation Committee. Mr. Smulyan’s annual incentive compensation target is 125% of his base salary and will be paid, if at all, based upon achievement of certain performance goals to be determined by the Emmis Compensation Committee. Emmis retains the right to pay any annual incentive compensation in cash or Shares. Each year the agreement remains in effect, Mr. Smulyan is entitled to receive an option to acquire 146,349 Shares. Mr. Smulyan will continue to receive an automobile allowance of $24,000 annually and will continue to be reimbursed for up to $10,000 per year in premiums for life and disability insurance and retains the right to participate in all of Emmis’ employee benefit plans for which he is otherwise eligible.

Effective December 15, 2009, Emmis entered into a new three-year employment agreement with Mr. Smulyan, who serves as Chairman, Chief Executive Officer and President of Emmis. The term of the agreement commenced on March 1, 2010. Mr. Smulyan’s base salary will be reduced from $833,957 to $792,259 for the first year, then increase to $825,000 for the second year, and $850,000 for the third year. Mr. Smulyan will receive a $200,000 signing bonus in connection with execution of the agreement, as well as performance units having a value, if earned, of $700,000. The performance units will be earned quarterly during the first year of the term, depending upon whether Emmis meets certain consolidated EBITDA requirements set forth in the Credit Facility. Both the signing bonus and any earned performance units will be repayable to Emmis in full in the event that Mr. Smulyan is terminated for cause or resigns without good reason prior to completion of the term. Mr. Smulyan’s employment agreement will automatically renew each year following the initial three-year term for additional one-year terms unless either Emmis or Mr. Smulyan provides the other with written notice of non-renewal prior to December 31 of the final year of the initial or subsequent term, as applicable. Mr. Smulyan’s base salary upon any such annual renewal will increase by $25,000. Mr. Smulyan’s annual incentive compensation target remains 125% of his base salary and will be paid, if at all, based upon achievement of certain performance goals to be determined by the Emmis Compensation Committee. Emmis retains the right to pay any annual incentive compensation in cash, forgiveness of indebtedness or Shares. Mr. Smulyan will not be entitled to stock options during the first year of the term, but will be entitled to receive an option to acquire 150,000 Shares in each of the second and third years of the term, as well as in any additional one-year renewal term. Mr. Smulyan will continue to receive an automobile allowance and will continue to be reimbursed for up to $10,000 per year in premiums for life and disability insurance and retains the right to participate in all of Emmis’ employee benefit plans for which he is otherwise eligible.

Effective December 15, 2008, Emmis entered into an employment agreement with Patrick Walsh, who serves as Chief Financial Officer and Chief Operating Officer of Emmis, extending his employment through September 3, 2011. Under the terms of his employment agreement, Mr. Walsh’s annual base compensation for the first year of the employment agreement is $540,000, and is $556,200 for the remainder of the term. However, Mr. Walsh agreed to a 5% decrease to his base salary for the fiscal year ended February 28, 2010. Mr. Walsh’s annual incentive compensation targets for fiscal years 2010, 2011, and 2012 are 100% of his base compensation. In the event that Mr. Walsh’s employment terminates upon expiration of the employment agreement, Mr. Walsh’s annual incentive compensation for fiscal year 2012 will be pro-rated based upon the seven months he will have been employed during the 2012 fiscal year. The award of annual incentive compensation is to be based upon achievement of certain performance goals to be determined each year by the Emmis Compensation Committee, and Emmis retains the right to pay any annual incentive compensation in cash or Shares. For the remainder of the 2009 fiscal year, Mr. Walsh’s annual incentive compensation target was $400,000, with $200,000 to be earned based upon the performance goals established in the spring under his prior employment agreement, $100,000 to be earned depending upon the extent to which Emmis met certain radio station operating income targets during the fiscal year, and the final $100,000 to be earned in the discretion of the Compensation Committee based upon Mr. Walsh’s performance in transitioning to his new position. Since Mr. Walsh continued to be employed as of September 3, 2009, his existing completion bonus of 20,000 Shares and $200,000 was awarded and paid as previously provided under his previous employment agreement. Mr. Walsh is also scheduled to receive a completion bonus upon the expiration of the agreement equal to at least 100% of his annual base compensation minus $200,000, with additional targets (inclusive of the minimum completion bonus amount) of $750,000 and $1,100,000 based upon certain levels of total shareholder return set forth in the employment agreement. Mr. Walsh will receive an automobile allowance of $12,000 annually and will be reimbursed for up to $5,000 per year in premiums for life and disability insurance and retains the right to participate in all of Emmis’ employee benefit plans for which he is otherwise eligible.

Effective March 1, 2008, Emmis entered into a one-year employment agreement with Mr. Cummings, which automatically renews each year following the initial one-year term for additional one-year terms unless either Emmis or Mr. Cummings provides the other with written notice of non-renewal prior to December 31 of the then-current term. Prior to December 31, 2008, Emmis delivered such notice of non-renewal to Mr. Cummings; and, therefore, the employment agreement terminated as of February 28, 2009. Under the employment agreement, Mr. Cummings was eligible for a completion bonus payable upon his continued employment for a period through February 28, 2011 in an amount equal to Mr. Cummings’ average annual base salary over such three-year period. The employment agreement provided that, in the event that, prior to expiration of such three-year term, Emmis elected not to renew the employment agreement, Mr. Cummings was entitled to a pro-rata portion of such completion bonus. Effective March 1, 2009, Emmis entered into a one-year employment agreement with Mr. Cummings to serve as President — Emmis Radio Programming.

On March 2, 2010, Emmis entered into a new one-year employment agreement with Mr. Cummings to serve as President of Emmis Radio Programming, effective March 1, 2010. Mr. Cummings’ employment agreement will automatically renew each year following the initial one-year term for additional one-year terms unless either Emmis or Mr. Cummings provides the other with written notice of non-renewal prior to December 31 of the initial or subsequent term, as applicable. Under the agreement, Mr. Cummings’ base salary is $446,500 and his annual incentive compensation target is 60% of his base salary. The annual incentive bonus will be paid, if at all, based upon achievement of certain performance goals to be determined by Emmis. Emmis retains the right to pay such annual incentive compensation in cash or Shares. Mr. Cummings will continue to receive an automobile allowance and will continue to be reimbursed for up to $5,000 per year in premiums for life or other insurance and retains the right to participate in all of Emmis’ employee benefit plans for which he is otherwise eligible. He will also be entitled to severance equal to his previous base salary in the event he is not offered substantially similar employment upon the expiration of the term and his employment terminates. If he is entitled to severance, Mr. Cummings will be offered a four year part-time programming role with total payments over the four years of $530,000. The switch from full-time to part-time employment is designed to constitute a “separation from service” within the meaning of section 409A of the Internal Revenue Code.

Effective March 1, 2009, Emmis entered into a one-year employment agreement with Paul W. Fiddick, who served as President — International Division of Emmis, which automatically renews each year following the initial one-year term for additional one-year terms unless either Emmis or Mr. Fiddick provides the other with written notice of non-renewal prior to December 31 of the then-current term. Mr. Fiddick’s base salary for the initial term of the employment agreement was $360,000. However, Mr. Fiddick agreed to a 5% decrease in his annual base salary for the fiscal year ended February 28, 2010. Mr. Fiddick’s base salary upon any subsequent annual renewal would have increased at a rate equal to the greater of 3%, the annual percentage increase in the CPI (All Urban Consumers-U.S Cities Average, all items (1982/84 = 100) as published by the Bureau of Labor Statistics, U.S. Department of Labor) or such other amount as approved by the Emmis Compensation Committee. Mr. Fiddick’s annual incentive compensation target was 58.33% of his base salary and was to be paid, if at all, based upon achievement of certain performance goals to be determined each year by the Emmis Compensation Committee. Emmis retained the right to pay any annual incentive compensation in cash or shares of Class A Common Stock. Each year the agreement remained in effect, Mr. Fiddick was entitled to receive an option to acquire 21,952 Shares and 6,585 restricted Shares. Mr. Fiddick was also eligible for a completion bonus payable upon his continued employment for a period through February 29, 2012 in an amount equal to Mr. Fiddick’s average annual base salary over such three-year period. In the event that, prior to expiration of such three-year term, Mr. Fiddick died or became disabled, Emmis terminated Mr. Fiddick’s employment other than for Cause (as defined in the agreement) or Emmis elected not to renew the employment agreement, Mr. Fiddick was entitled to a pro-rata portion of such completion bonus. Mr. Fiddick was to continue to receive an automobile allowance of $12,000 annually and retained the right to participate in all of Emmis’ employee benefit plans for which he was otherwise eligible.

Effective December 15, 2009, Emmis entered into an agreement with Mr. Fiddick under which he resigned as International Division President and terminated his employment agreement dated March 1, 2009 and his change in control severance agreement dated January 1, 2008. Under the agreement, Mr. Fiddick received a lump sum payment of approximately $509,000. While Mr. Fiddick no longer has day to day involvement in the operations of Emmis’ international radio stations, he will continue as a director of Emmis International, providing strategic advisory services with respect to Emmis’ international division in a manner that is designed to constitute a “separation from service” within the meaning of section 409A of the Internal Revenue Code.

Effective March 1, 2008, Emmis entered into a one-year employment agreement with Gary A. Thoe, who served as Emmis’ President — Publishing Division until December 2009. Mr. Thoe’s base salary was $275,000. Mr. Thoe’s employment agreement automatically renewed each year following the initial one-year term for additional one-year terms unless either Emmis or Mr. Thoe provided the other with written notice of non-renewal prior to December 31 of the initial or subsequent term, as applicable. Mr. Thoe’s base salary upon any annual renewal was to increase at a rate equal to the greater of 3%, the annual percentage increase in the CPI (All Urban Consumers-U.S Cities Average, all items (1982/84 = 100) as published by the Bureau of Labor Statistics, U.S. Department of Labor) or such other amount as approved by the Emmis Compensation Committee. Mr. Thoe’s annual incentive compensation target was 45.45% of his base salary and was to be paid, if at all, based upon achievement of certain performance goals to be determined each year by the Emmis Compensation Committee. Emmis retained the right to pay any annual incentive compensation in cash or shares of Class A Common Stock. Each year the agreement remained in effect, Mr. Thoe was entitled to receive an option to acquire 12,806 Shares and a grant of 4,940 restricted Shares. Mr. Thoe was also eligible for a completion bonus payable upon his continued employment for a period through February 28, 2011 in an amount equal to Mr. Thoe’s average annual base salary over such three-year period. In the event that, prior to expiration of such three-year term, Mr. Thoe died or became disabled, Emmis terminated Mr. Thoe’s employment other than for Cause (as defined in the agreement) or Emmis elected not to renew the employment agreement, Mr. Thoe was entitled to a pro-rata portion of such completion bonus. Mr. Thoe was to continue to receive an automobile allowance and retained the right to participate in all of Emmis’ employee benefit plans for which he was otherwise eligible.

In December, 2009, Emmis entered into an agreement with Mr. Thoe under which his employment agreement and his change in control severance agreement were terminated. Under the agreement, Mr. Thoe received a lump sum payment of approximately $547,000.

It is expected that the existing employment agreements of Emmis with its executive officers will continue in full force and effect following the Transactions, which will not constitute a change of control under any of those agreements, since Mr. Smulyan will continue to control Emmis after the Transactions through holding 100% of the voting stock of Emmis.

2010 Outstanding Equity Awards At Fiscal Year-End Table

					Stock Awards
							Market
	Option Awards				Number of		Value of
	Number of	Number of			Shares or		Shares or
	Securities	Securities			Units of		Units of
	Underlying	Underlying	Option	Option	Stock That		Stock That
	Unexercised	Unexercised	Exercise	Expiration	Have Not		Have Not
Name	Options (#)	Options(1) (#)	Price ($)	Date	Vested (#)		Vested(4) ($)
	Exercisable	Unexercisable

Jeffrey H. Smulyan		150,000	0.295	3/02/19
		150,000	1.14	11/02/19
	48,783	97,566	2.95	3/01/18
	97,566	48,783	8.21	3/01/17
	292,699		11.17	3/01/16
	292,699		12.81	3/01/15
	439,049		17.45	3/01/14
Patrick M. Walsh		250,000	0.425	12/15/18
	9,756	19,513	2.95	3/01/18
	19,513	9,756	8.21	3/01/17
	14,635		8.30	9/04/16
					8,780	(2)	7,902
					8,780	(3)	7,902
Richard F. Cummings		87,500	0.295	3/02/19
		87,500	1.14	11/02/19
	14,635	29,269	2.95	3/01/18
	29,269	14,635	8.21	3/01/17
	43,904		11.17	3/01/16
	43,904		12.81	3/01/15
	73,174		17.45	3/01/14
	73,174		11.22	3/04/13
	73,174		19.90	3/06/12
	73,174		19.82	3/01/11
					13,171	(2)	11,854
					13,171	(3)	11,854
Paul W. Fiddick		55,000	0.295	3/02/19
		55,000	1.14	11/02/19
	13,169	26,339	2.95	3/01/18
	14,634	7,318	8.21	3/01/17
	21,952		11.17	3/01/16
	38,416		12.81	3/01/15
	38,416		17.45	3/01/14
	10,976		11.22	3/04/13
					6,585	(2)	5,927
					6,585	(3)	5,927

					Stock Awards
							Market
	Option Awards				Number of		Value of
	Number of	Number of			Shares or		Shares or
	Securities	Securities			Units of		Units of
	Underlying	Underlying	Option	Option	Stock That		Stock That
	Unexercised	Unexercised	Exercise	Expiration	Have Not		Have Not
Name	Options (#)	Options(1) (#)	Price ($)	Date	Vested (#)		Vested(4) ($)
	Exercisable	Unexercisable

Gary A. Thoe		35,000	0.295	3/02/19
		35,000	1.14	11/02/19
	4,269	8,537	2.95	3/01/18
	8,537	4,269	8.21	3/01/17
	10,976		11.17	3/01/16
	10,976		12.81	3/01/15
	21,952		17.45	3/01/14
	21,952		11.22	3/04/13
	14,634		19.90	3/06/12
	14,634		19.82	3/01/11
	14,634		24.18	3/01/10	4,940	(2)	4,446
					3,842	(3)	3,458

(1)	Options expiring 3/01/18 became exercisable 1/3 on March 1, 2009, and 1/3 on March 1, 2010, and will become exercisable 1/3 on March 1, 2011. Options expiring 3/01/17 became exercisable 1/3 on March 1, 2008, 1/3 on March 1, 2009, and 1/3 on March 1, 2010. Options expiring 3/01/16 became exercisable 1/3 on March 1, 2007, 1/3 on March 1, 2008, and 1/3 on March 1, 2009. Options expiring 3/2/19 and 11/2/19 become exercisable on March 2, 2012. Mr. Walsh’s options expiring 9/04/16 became exercisable 1/3 on September 4, 2007, 1/3 on September 4, 2008, and 1/3 on September 4, 2009. Mr. Walsh’s options expiring 12/15/18 will become exercisable on September 3, 2011.

(2)	Shares vest on March 1, 2011.

(3)	Shares vest on March 1, 2010.

(4)	Calculated based on the $0.90 per share closing market price of Emmis shares on February 26, 2010.

Retirement Plan

Emmis sponsors a Section 401(k) retirement savings plan that is available to substantially all employees age 18 years and older who have at least 30 days of service. Employees may make pretax contributions to the plans up to 50% of their compensation, not to exceed the annual limit prescribed by the Internal Revenue Service. Emmis may make discretionary matching contributions to the plans in the form of cash or Shares. During the year ended February 29, 2008, Emmis elected to match annual employee 401(k) contributions up to a maximum of $2,000 per employee, one-half of the contribution made in Emmis stock. During the year ended February 28, 2009, Emmis suspended the cash match, but continued to make the discretionary stock match. During the year ended February 28, 2010, Emmis also suspended the discretionary stock match. Emmis’ discretionary contributions to the plan for continuing operations totaled $1.8 million, $1.7 million and $0.9 million for the years ended February 28, 2007, February 29, 2008 and February 28, 2009, respectively. In April 2010, Emmis reinstated the stock match, retroactive to January 1, 2010, with a revised matching formula.

Potential Payments upon Termination or Change in Control

The employment agreements Emmis entered into with Messrs. Smulyan, Cummings, Walsh, Fiddick and Thoe provide for certain payments and benefits to the named executive officer in the event that executive officer is terminated by Emmis without “cause,” and/or terminates his own employment with “good reason.” Mr. Smulyan is also entitled to certain payments upon his death or disability.

Emmis has also entered into a Change in Control Severance Agreement with each of the executives named in the preceding tables. Each such agreement provides that if the executive’s employment is terminated by Emmis within two years after a change in control of Emmis (or, in certain instances, in anticipation of a change in control), other than for cause, or is terminated by the executive for good reason, the executive is entitled to (1) a payment equal to the executive’s base salary through the termination date, plus a pro-rata portion of the executive’s target bonus for the year and accrued vacation pay; (2) a severance payment equal in the case of Messrs. Smulyan, Walsh and Cummings to three times, and in the case of Messrs. Fiddick and Thoe to 1.5 times, the executive’s highest annual base salary and highest annual incentive bonus during the preceding three years; (3) continued accident and life insurance benefits for three years; (4) reimbursement for COBRA premiums for continuation of medical and dental benefits for 18 months and reimbursement for private medical and dental benefits of an equivalent level for 18 months following termination of the COBRA reimbursement; and (5) if the payments to the executive exceed certain limits, additional tax “gross up” payments to compensate the executive for the excise tax imposed by section 4999 of the Internal Revenue Code; provided, however that the amount of the “gross up” payment may be reduced by up to 10% if such reduction would prevent payment of the excise tax. In each case, the executive is obligated not to voluntarily leave employment with Emmis during the pendency of (and prior to the consummation or abandonment of) a change in control other than as a result of disability, retirement or an event that would constitute good reason if the change-of-control had occurred. In addition, under the Emmis 2004 Equity Compensation Plan, all outstanding restricted shares held by the executive vest immediately upon a change in control.

Under the Change in Control Severance Agreement, change in control, cause and good reason are defined as follows:

Change in Control.  A “change in control” of Emmis occurs if:

•	any individual, entity or group other than Mr. Smulyan or his affiliates becomes the beneficial owner of 35% or more of Emmis’ outstanding shares, or of the voting power of the outstanding shares;

•	the current members of the Board (or persons approved by two-thirds of the current directors) cease to constitute at least a majority of the board;

•	Emmis is a party to a merger that results in less than 60% of the outstanding shares or voting power of the surviving corporation being held by persons who were not Emmis shareholders immediately prior to the merger;

•	Emmis shareholders approve a liquidation or dissolution of Emmis; or

•	any other event is determined by the Emmis board to constitute a change in control.

Cause.  “Cause” generally means:

•	the willful and continual failure of the executive to perform substantially his duties; or

•	the willful engaging in illegal conduct or gross misconduct which is materially injurious to Emmis.

Good Reason.  “Good Reason” generally means:

•	any materially adverse change in the duties or responsibilities of the executive;

•	a material breach by Emmis of the executive’s employment agreement or Change in Control Severance Agreement;

•	a material reduction or series of reductions that result in the executive’s annual base salary being decreased by more than 5%;

•	any requirement that the executive relocate more than 35 miles from the office where the executive works; and

•	except with respect to Mr. Fiddick and Mr. Thoe, voluntary termination by the executive during a 30-day period commencing one year after the occurrence of a change in control.

In addition to the occurrence of one of more of the events constituting “Good Reason” set forth above, in order to resign his employment, each of the executives named above is also required to give Emmis notice of the occurrence of any such event (except during the 30-day period commencing one year after the occurrence of a change in control, which is not so limited) within 90 days of such occurrence; and Emmis has the right to cure such occurrence within 30 days of such notice.

When the Board determines that it is in the best interest of Emmis, Emmis may negotiate severance arrangements with a departing executive in addition to or in place of the arrangements described above. Circumstances under which the board may negotiate additional or different severance arrangements include but are not limited to:

•	to avoid or settle litigation with the executive;

•	to reduce an adverse financial effect on Emmis;

•	to reduce adverse tax consequences on the executive; or

•	to reward meritorious service by the executive.”

4. The second paragraph under the heading “Executive Compensation, Employment Matters and Employment Agreements; Ownership of Shares by Directors and Executive Officers” is hereby amended and restated in its entirety as follows:

“PRINCIPAL SHAREHOLDERS

As of May 17, 2010, there were 32,910,753 shares of Class A Common Stock and 4,930,680 shares of Class B Common Stock issued and outstanding. The holders of Class A Common Stock are entitled to an aggregate of 32,910,753 votes, and the holder of Class B Common Stock, Mr. Jeffrey H. Smulyan, is entitled to an aggregate of 49,306,800 votes.

On an as adjusted basis, all 10 shares of voting Common Stock of Emmis will be held by Mr. Smulyan, and all 1,000,000 shares of non-voting common stock of Emmis will be held by JS Parent. After the completion of the Transactions, it is expected that JS Parent will have 21,029,093 JS Parent Common Interests outstanding of which Mr. Smulyan will own 14,263,665, Alden Media will own 5,046,982 and the Rolling Shareholders will hold 1,718,446. Alden Media will have consent rights over a number of actions of JS Parent and Emmis. See “The Offer” (Section 13 — Merger Agreement; Other Agreements — Operating Agreement — JS Parent Preferred Interests”) in the Offer to Purchase.

The following table shows, as of May 17, 2010, the number and percentage of shares of Emmis Common Stock held by each person known to us to own beneficially more than five percent of the issued and outstanding Common Stock, by Emmis’ executive officers and directors, and by Emmis’ executive officers and directors as a group. None of Emmis’ executive officers or directors beneficially owned any Existing Preferred Stock.

	Class A			Class B
	Common Stock			Common Stock
	Amount and			Amount and			Percent of
Five Percent Shareholders,	Nature of			Nature of			Total
Directors and Certain	Beneficial		Percent	Beneficial		Percent	Voting
Executive Officers	Ownership		of Class	Ownership		of Class	Power

Jeffrey H. Smulyan	6,122,530	(1)	17.1%	6,101,476	(20)	100.0%	69.3%
Susan B. Bayh	132,374	(2)	*	—		—	*
Richard F. Cummings	624,206	(3)	1.9%	—		—	*
J. Scott Enright	92,289	(4)	*	—		—	*
Paul W. Fiddick	183,219	(5)	*	—		—	*
Gary L. Kaseff	612,791	(6)	1.8%	—		—	*
Richard A. Leventhal	290,095	(7)	*	—		—	*
Gregory T. Loewen	53,101	(8)	*	—		—	*
Peter A. Lund	249,444	(9)	*	—		—	*
Greg A. Nathanson	470,980	(10)	1.4%	—		—	*
Lawrence B. Sorrel	293,040	(11)	*	—		—	*
Gary A. Thoe	147,785	(12)	*	—		—	*
Patrick M. Walsh	107,042	(13)	*	—		—	*
Martin Capital Management, LLP	1,428,259	(14)	4.3%	—		—	1.7%
Luther King Capital Management Corporation	3,009,896	(15)	9.1%	—		—	3.7%
Amalgamated Gadget, L.P.	1,882,426	(16)	5.6%	—		—	2.3%
Alden Global Capital Limited	6,122,530	(17)	17.1%	6,101,476	(17)	100.0%	69.3%
Dimensional Fund Advisors LP	1,756,575	(18)	5.3%	—		—	2.1%
All Executive Officers and Directors as a Group (13 persons)	9,381,896	(19)	25.0%	6,101,476	(20)	100.0%	71.4%

*	Less than 1%.

(1)	The shares shown as beneficially owned and the calculated percentages of ownership of Shares and Class B Shares and total voting power include shares beneficially owned by Alden and the Rolling Shareholders because Mr. Smulyan, JS Acquisition, JS Parent, Alden and the Rolling Shareholders (with respect to Rollover Shares) might be considered a “group” within the meaning of applicable regulations under the Securities Exchange Act of 1934. Mr. Smulyan disclaims beneficial ownership of all Shares and Existing Preferred Stock owned by Alden and all Shares owned by the Rolling Shareholders. The balance of 160,506 Shares includes 8,441 Shares held in Mr. Smulyan’s 401(k) Plan, 9,755 Shares owned individually by Mr. Smulyan, 11,120 Shares held by Mr. Smulyan as trustee for his children over which Mr. Smulyan exercises or shares voting control, 3,000 Shares held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control, 30,625 Shares held by The Smulyan Family Foundation, over which Mr. Smulyan shares voting control and 97,566 Shares represented by stock options exercisable currently or within 60 days of May 17, 2010.

(2)	Consists of 59,200 shares owned individually and 73,174 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 2,195 are restricted stock subject to forfeiture if certain conditions are not satisfied.

(3)	Consists of 155,840 shares owned individually, 8,260 shares owned for the benefit of Mr. Cummings’ children, 6,429 shares held in the 401(k) Plan and 453,677 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 13,171 are restricted stock subject to forfeiture if certain employment agreement or other conditions are not satisfied.

(4)	Consists of 9,528 shares owned individually, 3,402 shares held in the 401(k) Plan and 82,359 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 3,000 are restricted stock subject to forfeiture if certain employment agreement or other conditions are not satisfied.

(5)	Mr. Fiddick is no longer employed by Emmis. Information concerning these shares was obtained from Mr. Fiddick and current share ownership records available to Emmis in connection with employee benefit plan shares. Based on this information, these holdings consist of 36,133 shares owned individually, 739 shares held in the 401(k) Plan and 146,347 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 6,585 are restricted stock subject to forfeiture if certain employment agreement or other conditions are not satisfied.

(6)	Consists of 134,887 shares owned individually by Mr. Kaseff, 3,411 shares owned by Mr. Kaseff’s spouse, 1,346 shares held by Mr. Kaseff’s spouse for the benefit of their children, 2,395 shares held in the 401(k) Plan, and 470,752 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 10,976 are restricted stock subject to forfeiture if certain employment agreement or other conditions are not satisfied.

(7)	Consists of 196,321 shares owned individually, 3,000 shares owned by Mr. Leventhal’s spouse, 17,600 shares owned by a corporation of which Mr. Leventhal is a 50% shareholder and 73,174 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 4,390 are restricted stock subject to forfeiture if certain conditions are not satisfied.

(8)	Consists of 25,378 shares owned individually, 223 shares held in the 401(k) Plan and 27,500 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 4,950 are restricted stock subject to forfeiture if certain employment agreement or other conditions are not satisfied.

(9)	Consists of 190,905 shares owned individually and 58,539 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 4,390 are restricted stock subject to forfeiture if certain conditions are not satisfied.

(10)	Consists of 339,173 shares owned individually or jointly with his spouse, 44,000 shares owned by trusts for the benefit of Mr. Nathanson’s children and 87,807 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 6,585 are restricted stock subject to forfeiture if certain conditions are not satisfied.

(11)	Consists of 219,866 shares owned individually and 73,174 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 4,390 are restricted stock subject to forfeiture if certain conditions are not satisfied.

(12)	Mr. Thoe is no longer employed by Emmis. Information concerning these shares was obtained from the last ownership filings made by Mr. Thoe and current share ownership records available to Emmis in connection with employee benefit plan shares. Based on this information, these holdings consist of 30,664 shares owned individually, 650 shares held in the 401(k) Plan and 116,471 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 4,940 are restricted stock subject to forfeiture if certain employment agreement or other conditions are not satisfied.

(13)	Consists of 39,608 shares owned individually, 4,017 shares held in the 401(k) Plan and 63,417 shares represented by stock options exercisable currently or within 60 days of May 17, 2010. Of the shares owned individually, 8,780 are restricted stock subject to forfeiture if certain employment agreement or other conditions are not satisfied.

(14)	Information concerning these shares was obtained from a Schedule 13D/A filed on May 11, 2010 by Martin Capital Management, LLP on behalf of itself and various affiliates (including Frank K. Martin), each of which has a mailing address of 300 NIBCO Parkway, Suite 301, Elkhart, Indiana 46516.

(15)	Information concerning these shares was obtained from a Schedule 13D/A filed on January 6, 2010, by Luther King Capital Management Corporation on behalf of itself and various affiliates, each of which has a mailing address of 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102. The shares shown as beneficially owned include 2,765,934 shares of Class A Common Stock owned directly and 243,962 shares of Class A Common Stock issuable upon conversion of 100,000 shares of Existing Preferred Stock.

(16)	Information concerning these shares was obtained from a Schedule 13G/A filed on May 6, 2010, by Amalgamated Gadget, L.P., on behalf of itself, R2 Investments, LDC and various affiliates, each of which has a mailing address of 800 Brazos, Suite 1100, Austin, Texas 78701. The shares shown as beneficially owned include 1,060,153 shares of Class A Common Stock owned directly and 822,273 shares of Class A Common Stock issuable upon conversion of 337,050 shares of Existing Preferred Stock.

(17)	Information concerning these shares was obtained from a Schedule 13D/A filed on May 27, 2010, by Alden Global Capital Limited on behalf of itself and various affiliates, which has a mailing address of First Floor, Liberation Station, Esplanade, St. Helier, Jersey, JE2 3AS and each of which affiliate has a mailing address of 885 Third Avenue, New York, New York 10022. The shares shown as beneficially owned and the calculated percentages of ownership of Class A Common Stock and total voting power include the shares beneficially owned by Jeffrey H. Smulyan and the Rollover Shareholders because the reporting persons and Mr. Smulyan and the Rollover Shareholders might be considered to be a “group” within the meaning of applicable regulations under the Securities Exchange Act of 1934. The balance attributable to Alden of 4,243,578 shares of Class A Common Stock consist of 1,406,500 shares that Alden holds and 2,837,078 shares issuable upon conversion of 1,162,737 shares of Existing Preferred Stock. Alden disclaims beneficial ownership of all shares of Class A Common Stock and Class B Common Stock owned by Mr. Smulyan and all shares of Class A Common Stock owned by the Rollover Shareholders. If Mr. Smulyan’s and the Rollover Shareholders’ shares are excluded, Alden would beneficially own 10.7% of the Class A Common Stock (assuming the conversion of all Existing Preferred Stock outstanding into Class A Common Stock) and have 4.8% of the total voting power.

(18)	Information concerning these shares was obtained from an amended Schedule 13G/A filed on February 8, 2010, by Dimensional Fund Advisors LP, on behalf of itself and various affiliates, each of which has a mailing address of Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(19)	The shares shown as beneficially owned and the calculated percentages of ownership of Class A Common Stock and total voting power include the shares beneficially owned by Alden and the Rollover Shares because Mr. Smulyan and Alden and Mr. Smulyan and the Rolling Shareholders (with respect to the Rollover Shares) might be considered a “group” within the meaning of applicable regulations under the Securities Exchange Act of 1934. The balance also includes 1,823,957 shares represented by stock options exercisable currently or within 60 days of May 17, 2010 and 2,837,078 shares issuable upon conversion of 1,162,737 shares of Existing Preferred Stock held by Alden.

(20)	Consists of 4,930,680 shares owned individually and 1,170,796 shares represented by stock options exercisable currently or within 60 days of May 17, 2010.

5. The first sentence of the last paragraph under the heading “Certain Arrangements between Emmis, the Purchaser Group, Alden, the Rolling Shareholders and their respective Affiliates” is hereby amended by inserting the following after “Alden,”:

“the Rolling Shareholders or any of their respective affiliates or subsidiaries”.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. All of the references under the heading “The Solicitation or Recommendation” to “holders of shares (other than the Interested Parties)” are hereby deleted in their entirety and replaced with “unaffiliated holders of Shares”.

2. Under the heading “Background and Reasons for the Recommendation of the Board — Background,” the following sentence is hereby inserted at the end of the second paragraph on page 10:

“The Board further authorized Emmis to pay each member of the Committee $2,000 per meeting attended in person or by telephone in accordance with Emmis’s Director Compensation Policy.”

3. The reference in the penultimate line on page 12 to “holders of shares (other than the Interested Parties)” is hereby deleted in its entirety and replaced with “unaffiliated holders of Shares”.

4. All of the references on page 13 to “holders of shares (other than the Interested Parties)” are hereby deleted in their entirety and replaced with “unaffiliated holders of Shares”.

5. All of the references in the third and fourth full paragraphs on page 22 to “holders of shares (other than the Interested Parties)” are hereby deleted in their entirety and replaced with “unaffiliated holders of Shares”.

6. All of the references in the first, third, fourth and fifth full paragraphs, but not in any of the bullet points, on page 25 to “holders of shares (other than the Interested Parties)” are hereby deleted in their entirety and replaced with “unaffiliated holders of Shares”.

7. The following text is hereby inserted after the last paragraph of “Background and Reasons for the Recommendation of the Board — Background”:

“On June 23, 2010, Alden, JS Parent and Mr. Smulyan entered into an Amendment and Consent Letter Agreement, with respect to, among other things, the extension of the Offer and certain other amendments and consents relating to the Alden Purchase Agreement, the Exchange Offer, the Operating Agreement, the Registration Rights Agreement and the Rollover Agreement. On that same day, JS Acquisition, JS Parent, Mr. Smulyan and Emmis filed an Amendment to their combined Statement on Schedule TO and

Schedule 13E-3. In addition, on June 23, 2010, and JS Acquisition issued a press release announcing, among other things, the extension of the Offer and the removal of the condition to the Offer that Alden Media pay the purchase price pursuant to the Alden Purchase Agreement. Also on that same day, Emmis filed an Amended and Restated Preliminary Proxy Statement/Offer to Exchange with the SEC with respect to the Exchange Offer and issued a press release regarding the filing.

The Amendment and Consent Letter Agreement is filed as Exhibit (d)(v), the Amendment to the combined Statement on Schedule TO and Schedule 13E-3 is filed as Exhibit (a)(1)(viii), JS Acquisition’s press release is filed as Exhibit (a)(1)(ix), the Amended and Restated Preliminary Proxy Statement is filed as Exhibit (a)(1)(vii) and Emmis’ press release is filed as Exhibit (a)(1)(x). All five documents are incorporated herein by reference.”

8. The seventh full paragraph on page 12 is hereby amended by deleting the “.” at the end of the paragraph and replacing it with “and thereafter, the Committee determined to continue its consideration of the proposed offer.”

9. The penultimate paragraph under the heading “Budgeted and Projected Results for the Year Ending February 28, 2011 — Cautionary Considerations” is hereby amended by deleting the last sentence thereof in its entirety.

10. The second paragraph under the heading “Historical Share Price Performance” is hereby amended by inserting the following text to the end of the second paragraph: “Morgan Stanley selected March 26, 2010 as the Unaffected Date because it was the most recent date on which neither the Shares price nor trading volumes experienced the increases that preceded the announcement of the Letter of Intent. Although Morgan Stanley was not aware of any public announcements of the intention to effect the Transactions other than the announcement of the Letter of Intent on April 26, 2010, it noted the increases in the trading prices of the Shares and the relatively high trading volumes subsequent to March 26, 2010, and therefore determined that March 26, 2010 would be the most appropriate date for comparison.”

11. The sixth bullet point under the heading “Comparable Company Analysis” is hereby amended by inserting the phrase “plus preferred equity” after the phrase “plus minority interests.”

12. After the seventh bullet point under the heading “Comparable Company Analysis,” the following new paragraph is hereby inserted:

“Emmis’ implied Aggregate Value, based on the Offer Price, is $613 million. Emmis’ Adjusted EBITDA and Adjusted BCF were $33.5 million and $44.7 million, respectively.”

13. The third paragraph under the heading “Comparable Company Analysis” is hereby amended and restated in its entirety as follows:

“Based on this analysis, Morgan Stanley selected a range of financial multiples of the comparable companies and applied this range of multiples to the relevant financial metrics of Emmis. For purposes of calculating the Implied Equity Reference Range of Emmis Common Stock, Morgan Stanley multiplied Emmis’ Adjusted EBITDA by the selected multiple ranges of Aggregate Value to Adjusted EBITDA ratios, subtracted total debt of approximately $341 million, minority interests of approximately $49 million and preferred equity of approximately $141 million, and added cash and cash equivalents of approximately $7 million and equity method investments of approximately $3 million. The Implied Equity Reference Range per share of Emmis Common Stock was derived by dividing the Implied Equity Reference Range by the fully diluted outstanding shares of Emmis Common Stock of approximately 38 million. Morgan Stanley then repeated the analysis with respect to the Adjusted BCF. For purposes of estimated calendar year 2010 Adjusted EBITDA and estimated calendar year 2010 Adjusted BCF, Morgan Stanley utilized the 2011 Financials (as converted to a calendar basis) that were prepared by Emmis’ management and are discussed above under “Projected and Budgeted Financial Information.” Based on the number of Emmis’ current outstanding Shares and options, Morgan Stanley estimated the implied value per share of Emmis Common Stock as of May 21, 2010 as follows:”

14. Under the heading “Comparable Company Analysis,” the table on page 19 is hereby amended by deleting the phrase “Estimated Calendar 2010” from the phrases “Aggregate Value to Estimated Calendar 2010 Adjusted EBITDA” and “Aggregate Value to Estimated Calendar 2010 Adjusted BCF”.

15. Under the heading “Analysis of Selected Comparable Transactions,” the following new paragraph is hereby inserted prior to the first full paragraph on page 20:

“Emmis’ implied Aggregate Value, based on the Offer Price, is $613 million. Emmis’ Adjusted BCF was $44.7 million.”

16. The third paragraph under the heading “Analysis of Selected Comparable Transactions,” is hereby amended by inserting the following text after the first sentence: “For purposes of calculating the Implied Equity Reference Range of Emmis Common Stock, Morgan Stanley multiplied Emmis’ Adjusted BCF by the selected multiple ranges of Aggregate Value to Adjusted BCF ratios, subtracted total debt of approximately $341 million, minority interests of approximately $49 million and preferred equity of approximately $141 million, and added cash and cash equivalents of approximately $7 million and equity method investments of approximately $3 million. The Implied Equity Reference Range per share of Emmis Common Stock was derived by dividing the Implied Equity Reference Range by the fully diluted outstanding shares of Emmis Common Stock of approximately 38 million.”

17. The table following the third paragraph under the heading “Analysis of Selected Comparable Transactions,” is hereby amended by deleting the phrase “Estimated Calendar Year 2010” from the phrase “Aggregate Value to Estimated Calendar Year 2010 Adjusted BCF.”

18. The first sentence under the heading “Sum-of-the-Parts Analysis,” is hereby amended and restated in its entirety as follows:

“Morgan Stanley also performed a sum-of-the-parts analysis for Emmis based upon (i) the Adjusted BCF of Emmis’ radio broadcasting business and (ii) the Adjusted EBITDA of Emmis’ magazine publishing business, as separate and independent businesses at value levels for each consistent with financial multiples for comparable publicly traded companies.”

19. Under the heading “Sum-of-the-Parts Analysis,” the following new paragraph is hereby inserted after the second bullet point:

“The Adjusted EBITDA of Emmis’ magazine publishing business was $2.4 million and the Adjusted BCF of Emmis’ radio broadcasting business was $42.4 million.”

20. The third paragraph under the heading “Premia Paid Analysis” is hereby amended by inserting the following sentence at the end of the paragraph: “Morgan Stanley selected March 26, 2010 as the Unaffected Date because it was the most recent date on which neither the Shares price nor trading volumes experienced the increases that preceded the announcement of the Letter of Intent. Although Morgan Stanley was not aware of any public announcements of the intention to effect the Transactions other than the announcement of the Letter of Intent on April 26, 2010, it noted the increases in the trading prices of the Shares and the relatively high trading volumes subsequent to March 26, 2010, and therefore determined that March 26, 2010 would be the most appropriate date for comparison.”

21. The third paragraph under the heading “Reasons and Factors for the Recommendation of the Board” is hereby amended and restated in its entirety as follows:

“In making its recommendation, the Board expressly adopted the recommendation of the Committee and the analyses and discussion of the Committee with respect to the fairness of the Offer and the Merger to unaffiliated holders of Shares, as summarized below. Morgan Stanley’s opinion was rendered solely for the benefit of the Committee and Morgan Stanley did not make a presentation or deliver any materials for discussion to the Board. The Board did not adopt Morgan Stanley’s opinion or the related analyses in making its fairness determination. However, the Board took into account, in concluding that the Offer Price is fair from a financial point of view, among other considerations, the fact that the Committee received from Morgan Stanley a fairness opinion dated May 25, 2010 to the effect that, as of such date and based upon and subject to the various assumptions, considerations, limitations and qualifications set forth in the written opinion, the Offer Price to be received by the holders of Shares (other than the Purchaser Group, Alden and the Rolling Shareholders) pursuant to the Offer and the Merger was fair from a financial point of view to such holders.”

22. The paragraph under the heading “Reasons and Factors for the Recommendation of the Board — Supportive Factors — Premium Relative to Market Prices” is hereby amended by inserting the following sentence before the last sentence of the paragraph: “In considering these premiums, the Committee took into account that, although the Committee was not aware of any public announcements of the intention to commence the Offer other than the announcement of JS Acquisition’s proposal on April 26, 2010, there was an increase in the trading price of the Shares and relatively high trading volumes during the 30-day period prior to such announcement.”

23. The paragraph under the heading “General — Reasons and Factors for the Recommendation of the Board — Supportive Factors — Possible Decline in Emmis Market Price if the Proposal is Withdrawn” is hereby amended by inserting the following sentence at the end of the paragraph: “In considering this possibility, the Committee took into account that, although the Committee was not aware of any public announcements of the intention to commence the Offer other than the announcement of JS Acquisition’s proposal on April 26, 2010, there was an increase in the trading price of the Shares and relatively high trading volumes during the 30-day period prior to such announcement.”

Item 7.	Purposes of the Transaction and Plans or Proposals

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by deleting all of the references in Item 7 to “holders of shares (other than the Interested Parties)” and replacing them with “unaffiliated holders of Shares”.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The first sentence under the heading “Dissenters’ Rights” is hereby amended and restated in its entirety as follows: “Dissenters’ rights are not available in connection with the Offer.”

Similarly, all other references in the Schedule 14D-9 to the sentence “It is not expected that dissenters’ rights will be available in connection with the Offer.” are hereby deemed to be amended as set forth above.

2. The text under the heading “Shareholder Litigation” is hereby amended and restate in its entirety as follows:

“On April 26, 2010, JS Acquisition announced its intention to commence the proposed tender offer. Thereafter, a number of purported class actions were filed against various combinations of Emmis, JS Acquisition, Alden, and members of the Board concerning the proposed tender offer. Emmis is aware of the following seven class action lawsuits:

•	Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed April 27, 2010;

•	Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed April 30, 2010;

•	William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed May 3, 2010;

•	David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh,Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick

M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed May 6, 2010;

•	Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed May 12, 2010;

•	Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed June 4, 2010; and

•	Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 1:10-cv-0782SEB-TAB, in the United States District Court for the Southern District of Indiana, filed June 18, 2010.

In those cases where Defendants have been served, Defendants have been granted automatic 30-day extensions, pursuant to Court rules, to respond to the complaints.

On May 6, 2010, Plaintiffs in the Jarosclawicz action served initial discovery requests on Defendants.

On May 10, 2010, Plaintiffs in the Ross and McQueen actions moved to consolidate those two actions into one and also moved for the appointment of Brower Piven, A Professional Corporation and Kroger Gardis & Regas, LLP as Interim Co-Lead Counsel. By order dated May 11, 2010, the Court conditionally approved the consolidation and set a hearing for June 1, 2010 on the issue of lead counsel.

On May 14, 2010, Plaintiffs in the Stabosz action served initial discovery requests on Defendants.

On May 20, 2010, Plaintiffs in the Stabosz action filed a Motion for Expedited Response to certain document requests.

On May 20, 2010, Plaintiffs in the Hinkle, Jarosclawicz, and Stabosz actions moved to consolidate those actions into the Ross/McQueen action.

On May 21, 2010, certain of the Defendants in the Ross action filed a Motion for Change of Venue from the Judge. By Order dated May 24, 2010, the Court granted the motion, and a new judge has qualified.

On May 26, 2010, the law firms representing the Stabosz and Hinkle Plaintiffs filed in the Ross, Stabosz, and Hinkle actions motions to appoint Cohen & Malad LLP and Wolf Popper LLP as co-lead counsel and in opposition to the appointment of Brower Piven and Kroger Gardis & Regas, LLP as co-lead counsel.

On May 28, 2010, the law firms representing the plaintiffs in the Ross and McQueen cases filed a memorandum in opposition to the consolidation of the Stabosz, Hinkle and Jarosclawicz cases and further moved to stay those two actions. In addition, those firms moved for expedited discovery from the defendants.

Also on May 28, 2010, the plaintiff in Hinkle filed an emergency motion for preliminary injunction to enjoin the defendants from taking any steps to complete the transaction. That plaintiff also requested expedited discovery from the defendants and the setting of an expedited briefing schedule.

On June 4, 2010, a sixth purported class action complaint was filed, styled Richard Frank v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital, Cause No. 49D10 1006 PL 025149. Like the five previously filed actions, the Frank action was filed in the Marion Superior Court in Indiana. Since that time, Plaintiff Frank has filed motions seeking to have his case consolidated into the Ross matter and to have his counsel appointed as lead counsel for a Preferred Stock Class, the latter having been opposed by Plaintiffs Hinkle and Stabosz. The motion to consolidate was granted by the original court, subject to the approval of the judge before whom the Ross case is pending. The judge in the Ross case has not yet approved the consolidation, and the other motions filed by Plaintiff Frank also remain pending.

On June 8, 2010, Defendants filed an Objection to Plaintiffs’ Motion for Expedited Discovery. Also on June 8, Plaintiffs in the Hinkle and Stabosz actions filed Amended Complaints.

On June 9, 2010, the Court in the Ross action granted Plaintiffs’ Motion to Consolidate Related Actions, consolidating the Hinkle, McQueen, Jarosclawicz, and Stabosz actions into the Ross action before Judge Moberly. The consolidated action was re-captioned In re: Emmis Shareholder Litigation by order of the Court dated June 15, 2010. Also, on June 9, 2010, Plaintiffs Stabosz and Hinkle filed a Reply in Further Support of Their Motions for Expedited Discovery and Preliminary Injunction.

On June 10, 2010, Defendants moved to dismiss the five consolidated purported class actions.

On June 11, 2010, Defendants filed a Sur-Reply in Opposition to Motions for Expedited Discovery by Plaintiffs Stabosz and Hinkle.

On June 14, 2010, Plaintiffs Stabosz and Hinkle filed their Response to Defendants’ Sur-Reply in Opposition to Motions for Expedited Discovery.

On June 15, 2010, the Court issued an Order Appointing Cohen & Malad, LLP and Wolf Popper LLP as Co-Lead Counsel for Plaintiffs, and also issued an Order Granting Plaintiff’s Motion to Expedite Response to Document Requests and For Four Depositions of Defendants and their Representatives Relating to Emergency Motion for Preliminary Injunction. The parties currently are exchanging discovery in accordance with the latter order pursuant to an agreed-upon schedule.

On June 18, 2010, a seventh purported class action complaint was filed, styled Ted Primich v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC, action number 1:10-cv-0782SEB-TAB, in the United States District Court for the Southern District of Indiana.

A hearing on Plaintiffs’ motion for preliminary injunction in In re: Emmis Shareholder Litigation has been scheduled for July 19, 2010.

In addition, several law firms and investor advocacy groups that have not appeared in the above-listed lawsuits, including but not limited to Finkelstein Thompson LLP, the Law Offices of Howard G. Smith, Levi & Korinsky, LLP, Rigrodsky & Long, P.A., Tripp Levy PLLC, Wolf Haldenstein Adler Freeman & Herz LLP and the Shareholders Foundation, Inc., have commenced investigations into potential claims with respect to the transactions described in the Offer to Purchase.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits:

(a)(1)(vii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).
(a)(1)(viii)	Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010 (incorporated by reference to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
(a)(1)(ix)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
(a)(1)(x)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).
(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
(d)(v)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright
Name:  J. Scott Enright
Title: Executive Vice President,
General Counsel and Secretary
Date: June 23, 2010

EXHIBIT INDEX

Exhibit	Description

*(a)(1)(i)	Letter, dated June 2, 2010, from the Committee of Disinterested Directors to the holders of the shares of Class A Common Stock, par value $0.01 per share, of Emmis Communications Corporation.
*(a)(1)(ii)	Offer to Purchase, dated June 2, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).
*(a)(1)(iii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).
*(a)(l)(iv)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).
*(a)(l)(v)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(x) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).
*(a)(l)(vi)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).
(a)(1)(vii)	Amended and Restated Preliminary Proxy Statement/Offer to Exchange, dated June 23, 2010 (incorporated by reference to Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 23, 2010).
(a)(1)(viii)	Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010 (incorporated by reference to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
(a)(1)(ix)	Press Release, dated June 23, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
(a)(1)(x)	Press Release, dated June 23, 2010, issued by Emmis Communications Corporation (incorporated by reference to the DEFA 14A of Emmis Communications Corporation, dated June 23, 2010).
*(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
* (a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
* (a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).

Exhibit	Description

* (a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
*(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
(a)(5)(vi)	Complaint of Richard Frank, on behalf of himself and all others similarly situated v. Jeffrey H. Smulyan, Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Lawrence Sorrel, Patrick Walsh, Emmis Communications Corporation, JS Acquisition, Inc., JS Acquisition, LLC, and Alden Global Capital; Cause No. 49D10 1006 PL 025149, filed with the Superior Court of Marion County in the State of Indiana on June 4, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
(a)(5)(vii)	Complaint of Ted Primich, on behalf of himself and all others similarly situated v. Jeffrey Smulyan, Patrick Walsh, Susan Bayh, Gary Kaseff, Richard Leventhal, Lawrence Sorrel, Greg Nathanson, Peter Lund, Emmis Communications Corporation, JS Acquisition, Inc., and JS Acquisition, LLC; Action No. 10-cv-0782SEB-TAB; filed in the United States District Court for the Southern District of Indiana on June 18, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).
*(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).
*(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communication Corporation with the SEC on May 27, 2010).
*(d)(iii)	Securities Purchase Agreement dated, May, 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).
*(d)(iv)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).
(d)(v)	Amendment and Consent Letter Agreement, dated June 23, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix V to the Amended and Restated Proxy Statement/Offer to Exchange, which is filed as Exhibit (a)(1)(i) to Amendment No. 1 to Emmis’ Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on June 2, 2010).

26

Exhibit	Description

*(e)(i)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008 (incorporated by reference to Exhibit 10.19 to the Form 8-K filed by Emmis Communications Corporation with the SEC on January 7, 2009).
*(e)(ii)	Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010 (incorporated by reference to the Annual Report on Form 10-K filed by Emmis Communications Corporation with the SEC on May 7, 2010).

*	Previously filed.

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ANNEX B

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller
Discussion Materials
25 May 2010

PREPARED AT THE DIRECTION OF COUNSEL
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Project Miller

Disclaimer

We have prepared this document solely for the use of the Committee of Disinterested Directors (the “Committee”) of the Board of Directors of Miller (“Miller” or the “Company”) in connection with its review and evaluation of the transactions contemplated in the form of draft documentation received May 24, 2010 between the Company, Miller’s Chairman and CEO, John Starks (“Starks”), JS Acquisition, Inc. (“JS Acquisition”) and Alonzo Global Capital (“Alonzo”). You must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent.
We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the Committee, the directors, officers, employees, agents or affiliates of Miller and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. We and our affiliates and our and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither we nor any of our affiliates, or our or their respective officers, employees or agents, make any representation or warranty, express or implied, that any transaction has been or may be effected on the terms or in the manner stated in this document, or as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document and are therefore subject to change. We undertake no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance.
This document and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor do they constitute an offer or commitment to lend, syndicate or arrange a financing, underwrite or purchase or act as an agent or advisor or in any other capacity with respect to any transaction, or commit capital, or to participate in any trading strategies, and do not constitute legal, regulatory, accounting or tax advice to the Committee. We recommend that the Committee seek independent third party legal, regulatory, accounting and tax advice regarding the contents of this document. This document does not constitute and should not be considered as any form of financial opinion or recommendation by us or any of our affiliates. This document is not a research report and was not prepared by the research department of Morgan Stanley or any of its affiliates.
Notwithstanding anything herein to the contrary, each recipient hereof (and their employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal and state income tax treatment and tax structure of the proposed transaction and all materials of any kind (including opinions or other tax analyses) that are provided relating to the tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal and state income tax treatment of the proposed transaction and does not include information relating to the identity of the parties, their affiliates, agents or advisors.
This document is provided by Morgan Stanley & Co. Incorporated and/or certain of its affiliates, which may include Morgan Stanley Realty Incorporated, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, Morgan Stanley Bank AG, Morgan Stanley MUFG Securities Co., Ltd, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd, Morgan Stanley Dean Witter Asia Limited, Morgan Stanley Dean Witter Australia Securities Limited, Morgan Stanley Dean Witter Australia Limited, Morgan Stanley Dean Witter Asia (Singapore) Pte., Morgan Stanley Services Limited, Morgan Stanley & Co. International Limited Seoul Branch, Morgan Stanley Canada Limited and/or Morgan Stanley, S.V., S.A. Unless governing law permits otherwise, you must contact an authorized Morgan Stanley entity in your jurisdiction regarding this document or any of the information contained herein.
© Morgan Stanley and/or certain of its affiliates. All rights reserved.

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Section 1
Transaction Background

                                                                                                                                                                                                                                                            3

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•	Under the LOI, JS Acquisition intended to submit the back- end merger directly to shareholders without a board recommendation
–	The Committee has concluded and the Company has chosen to seek a board recommendation to approve the transaction rather than submit it directly to shareholders without a recommendation
•	Starks has reiterated in a public statement that he is not interested in selling his shares and, as controlling common shareholder, will not support another transaction

TRANSACTION BACKGROUND
Process Overview

April 26
• JS Acquisition, Inc. (“JS Acquisition”), an entity controlled by Miller’s Chairman and CEO, John Starks (“Starks”), and Alonzo Global Capital (“Alonzo”) announced they have entered into a non-binding Letter of Intent (the “LOI”) pursuant to which JS Acquisition intends to purchase all shares of Class A common stock of Miller Communications Corporation (“Miller” or the “Company”) not currently owned by JS Acquisition, Starks and his affiliates at a cash purchase price of $2.40/share, and to exchange all of the outstanding shares of Miller’s preferred stock for newly-issued 12.0% senior subordinated notes due 2017, with an aggregate principal amount equal to 60% of the aggregate liquidation preference (1)

April 26 - May 6	• The Committee of Disinterested Directors (the “Committee”) retains independent advisors

May 11	• Due diligence meeting in Indianapolis between Company management and Morgan Stanley

May 19	• Preliminary discussion with Committee regarding fiduciary responsibilities, Indiana law and Morgan Stanley’s work to date

• The Committee receives draft documentation regarding a proposal (the “Proposal”) from JS Acquisition and Alonzo contemplating certain transactions between and among JS Acquisition, Starks, Alonzo and / or Miller (the “Transactions”)

May 21	• The Committee requests an increase in the offer price per share and a “majority of the minority” condition

May 25	• Morgan Stanley discusses its findings with the Committee

Note
1. Excludes accrued and unpaid dividends

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•	Morgan Stanley was retained by the Committee to evaluate the proposal reflected in the LOI

•	Analyses included herein are based on management’s internal budget dated May 7, 2010 for its fiscal year ended February 28, 2011 (the “2011 budget”)

•	Morgan Stanley was not provided with financial projections for any year or period beyond February 28, 2011 as management does not generate financial projections in the ordinary course of business

•	The management team also stated that, given the state of the industry and general economy, they did not believe any financial projections generated by the Company would be reliable predictors of future performance

TRANSACTION BACKGROUND
Transaction Overview

$MM, unless otherwise indicated

	Unaffected Price (1)	Proposal (2)

Share Price	$1.07	$2.40

FDSO	38.2	38.2

Equity Value	40.9	91.8

Total Debt	341.2	341.2

Net Debt (3)	334.4	334.4

Preferred Stock	140.5	140.5

Noncontrolling Interest	49.4	49.4

Equity Investments	(2.7)	(2.7)

Aggregate Value	562.5	613.3

Miller AV / CY 2010E Adj. EBITDA (4)	16.8x	18.3x

Comparable Company AV / CY 2010E EBITDA (5)	~6.0x - 9.0x	~6.0x - 9.0x

•	Tender Offer to Miller’s Class A common shareholders for $2.40/share in cash (2)

•	Premium to average price prior to announcement (6): 120% to 30-day average, 116% to 90-day average, 204% to 1-year average

•	Pro forma for the transaction and as a result of the exchange the Company will incur an additional $84.3MM in new debt
–	LTM leverage to increase from 13.5x to 16.8x

Notes

1.	Unaffected stock price as of 3/26/10

2.	Excludes owners of rollover shares (Starks, JS Acquisition, Alonzo and certain members of management)

3.	Includes cash balance of $7MM

4.	Based on CY 2010E adjusted EBITDA of $34MM

5.	Peers include Citadel, Cumulus, Entercom, Radio One and Saga; Citadel based on a reorganized post-petition capital structure

6.	Average prices calculated prior to unaffected stock price as of 3/26/10
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TRANSACTION BACKGROUND
Summary of Transactions

Proposed Amendments
•	Elimination of rights of Existing Preferred Stock holders to:
–	(i) Require Miller to redeem their shares on the first anniversary after the occurrence of certain going private transactions

–	(ii) Nominate directors to Miller’s board of directors
•	Upon proposed merger of JS Acquisition and Miller, automatic conversion of:
–	(i) Existing Preferred Stock not exchanged (other than Preferred Stock held by Alonzo) for new 12% Senior Subordinated Notes due 2017 (“New Notes”) into amount of consideration that would be paid to holders of Class A Common Stock into which Existing Preferred Stock was convertible immediately prior to Subsequent Merger

–	(ii) Existing Preferred Stock held by Alonzo into New Notes at a rate of $600.00 principal amount of New Notes per $1,000.00 of liquidation preference of Existing Preferred Stock, excluding accrued and unpaid dividends

JS Acquisition
Tender Offer (the
“Tender Offer”)
•	JS Acquisition to launch a tender offer for all outstanding Class A Common Stock of Miller for $2.40/share not beneficially owned by JS Acquisition, Starks or Alonzo

Alonzo Purchase Agreement
•	Simultaneously with completion of the JS Acquisition Tender Offer, Alonzo to provide all necessary funds for the Tender Offer, by purchasing for $90MM in cash:
–	(i) Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition, with a 5% annual coupon for the first two years and 15% annual coupon thereafter

–	(ii) [ ]% of JS Acquisition’s common stock

Exchange Offer
•	Offer to issue $84.3MM of New Notes (assuming 100% exchange) for all outstanding Existing Preferred Stock at a rate of $600.00 principal amount of notes for each $1,000.00 of liquidation preference of Existing Preferred Stock, conditioned on:
–	(i) Obtaining 2/3 vote of Existing Preferred Stock holders (Alonzo controls ~41% of Preferred Stock)

–	(ii) Majority vote of Class A and Class B Common Stock holders

–	(iii) Minimum tender condition met (majority of voting power of Class A and Class B voting as single class / one vote each; Starks and Alonzo together control ~17% of the Common Stock)

Source Draft Documentation

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TRANSACTION BACKGROUND
Summary of Transactions (cont’d)

Merger Proxy
Solicitation
•	Vote for the merger of JS Acquisition and Miller to be held if:
– (i) JS Acquisition Tender Offer and the Exchange Offer have been completed

– (ii) Proposed Amendments are adopted and effected
•	Miller to survive as subsidiary of JS Acquisition
– (i) John Starks to hold all shares of newly issued class of voting common stock of Miller

– (ii) JS Acquisition to hold all shares of newly issued class of non-voting common stock of Miller

Subsequent Merger
•	Class A Common Stock holders (other than shares held by the purchaser group) to receive $2.40/share in cash

•	Each remaining share of Existing Preferred Stock not exchanged to receive $5.856 in cash from JS Acquisition
– Shares of Existing Preferred Stock owned by Alonzo to be converted into New Notes
•	All outstanding options to purchase Class A Common Stock to vest

•	JS Acquisition Class A and Class B Common Stock to be converted into Miller Class A and Class B Common Stock

Board of Directors
•	Upon entry into binding documentation, JS Acquisition shall use commercially reasonable efforts to cause a representative designated by Alonzo to be elected to Miller’s Board of Directors

Governing Law
•	Indiana

   Source    Draft Documentation

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•	In 2010, Miller’s share price has increased 83% from $1.17 at the end of 2009
Post-Offer Trading Prices

		Premium to
	Closing	30 Days	100 Days	1 Year
Date	Price	Prior	Prior	Prior
04/26/10	2.38	122.4%	95.1%	510.3%
04/27/10	2.20	105.6%	80.3%	464.1%
04/28/10	2.31	115.9%	89.3%	492.3%
04/29/10	2.33	117.8%	91.0%	497.4%
04/30/10	2.32	116.8%	90.2%	494.9%
05/03/10	2.33	117.8%	91.0%	497.4%
05/04/10	2.32	116.8%	90.2%	494.9%
05/05/10	2.29	114.0%	87.7%	487.2%
05/06/10	2.20	105.6%	80.3%	464.1%
05/07/10	2.18	103.7%	78.7%	459.0%
05/10/10	2.24	109.3%	83.6%	474.4%
05/11/10	2.27	112.1%	86.1%	482.1%
05/12/10	2.25	110.3%	84.4%	476.9%
05/13/10	2.27	112.1%	86.1%	482.1%
05/14/10	2.18	103.7%	78.7%	459.0%
05/17/10	2.27	111.7%	85.7%	480.8%
05/18/10	2.22	107.5%	82.0%	469.2%
05/19/10	2.22	107.5%	82.0%	469.2%
05/20/10	2.19	104.7%	79.5%	461.5%
05/21/10	2.14	100.0%	75.4%	448.7%

TRANSACTION BACKGROUND
Miller Trading Performance and Market Reaction Summary of Miller Trading Activity
Miller Stock Price Trading Performance
Since January 1, 2010
Source FactSet
Note
1.  As of May 21, 2010

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Section 2
Radio Industry Landscape

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•	Since 2009, media stocks, and traditional media stocks in particular, have experienced dramatic value appreciation

•	Appreciation in share prices reflects anticipation of cyclical advertising rebound

•	Nevertheless, overall advertising spend is projected to decline from ‘08 levels
Global Economy and U.S.
Real GDP Growth Forecast
Consensus Estimates
Source    Morgan Stanley Global Insight, May 2010

RADIO INDUSTRY LANDSCAPE
Overview of the U.S. Media Landscape
Share Price Performance and U.S. Advertising Spend
Source    FactSet
U.S. Advertising Spend by Media (2008 & 2010) (2)

Total: $304Bn	Total: $280Bn
Source    Wall Street Research (October 2009)

Notes
1.	Prices as of 5/21/10; Returns exclude dividends; Cable includes CMCSA, CVC, MCCC and TWC; DBS includes DTV and DISH; RBOCs includes T, VZ and Q; Outdoor includes LAMR, CCO, JCDX; Cable Networks includes DISCA and SNI; Wireless includes LEAP, PCS, S and USM; Conglomerates includes CBS, DIS, NWSA, TWX and VIA; Radio Broadcasting includes CMLS, ETM, Miller, ROIAK and SGA; TV Broadcasting includes BLC, GTN, TVL, NXST and SBGI; Newspapers includes GHS, LEE, MNI and NYT. Magazines includes MDP and PLA
2.	Excludes sales promotions

3.	Includes cinema, public relations and event sponsorships	10

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RADIO INDUSTRY LANDSCAPE
 Key Themes and Trends in the Radio Sector

Current Environment
•	Broad market has experienced material valuation declines since 2008, and until recently, traditional media with advertising exposure has dramatically underperformed

•	GDP growth declined meaningfully in 2009, but 2010 is demonstrating real growth in the U.S. (though off a low base)

•	Cyclical decline in radio broadcasting industry beginning to turn, though somewhat market dependent

Potential Threats to Radio Recovery
•	The Internet, while perceived to encroach a radio recovery, is largely driven by paid search

•	Satellite radio initially a concern, but mitigated by low penetration, high customer acquisition costs and potentially uncertain financial performance

•	Inventory utilization, product quality and pricing by the radio industry itself are key factors

Radio Recovery Prospects
•	Strong and stable weekly reach and listenership, though future impact of PPM uncertain and dependent on targeted audience

•	Local radio advertising recovery currently supported by rebound in auto and consumer / retail sectors in 2010-2011

•	Radio remains among the lowest cost distribution and advertising mechanisms relative to television and newspapers

Strategic Industry Considerations
•	Radio remains one of the highest margin advertising-based businesses with the lowest capital requirements

•	Clear focus across the radio industry on effective cost management (though much of this action has been taken)

•	Investor concerns remain due to highly levered capital structures and long-term ability to refinance

•	Fragmented industry attractive for further consolidation (though impeded by leverage and lack of capital)
     Source  Wall Street Research

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•	Shifts in advertising expenditures have proven to be highly correlated to cyclical changes in GDP growth

•	Advertisers tend to spend more on GDP upswings in anticipation of future growth, but curb spending sharply when the economy slows
–	Hence, overshoot on both upside and downside

RADIO INDUSTRY LANDSCAPE
Ad Spend Has Been Correlated to GDP Growth
U.S. Advertising (Total & Radio) vs. U.S. GDP (Nominal % Change)
1980-2012E
Sources Zenith Optimedia Advertising Expenditure Forecast, Bureau of Economic Analysis, Wall Street Research

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•	Radio advertising is concentrated on local spending
–	Approximately 80% local and 20% national
•	Radio exposure to local trends are linked to the retail, consumer and auto industries
–	A recovery in these industry verticals may help drive a return in the radio industry

RADIO INDUSTRY LANDSCAPE
The Overall Market Performs As Do Critical Ad Categories
Macroeconomic Growth Projections
Source Morgan Stanley Global Insight
Radio Ad Spend by Industry Vertical
2007
Source Wall Street Research, 2008
Industry Vertical Revenue Growth Projections
Source Morgan Stanley Global Insight
Notes
1.	Includes office equipment, government spending, education and other categories
2.	Includes travel, restaurants, apparel, beverage and other categories

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•	A continued rebound in specific industries may contribute to an advertising spend recovery in radio broadcasting
Consumer Confidence Index
January 2009 – April 2010
(1985=100)

Source      Conference Board
RADIO INDUSTRY LANDSCAPE
Radio Recovery Correlated to Specific Industry Trends
Continued Strength in Retail and Consumer Trends
Wall Street Research
•	“...we’d characterize April retail sales as a sequential improvement, given the consensus view that March retail sales were artificially high due to pent-up demand generated in Jan / Feb, which were negatively impacted by poor weather and the Toyota “sales suspension”. (Wall Street Research, 5/03/10)
•	“Ultimately we would not see any pause in light vehicle retail as meaningfully negative given the distortion of the March number and our expectations for a sustained rebound [led] by increasing consumer confidence and vastly improved financing rates and availability.” (Wall Street Research, 4/26/10)
Auto Ad Spend Growth Driven By Vehicle Sales Recovery
Light Vehicle Sales (MM)
Source      Morgan Stanley Research
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Project Miller
•	Since January 1, 2010, Miller and its peers have significantly outperformed both the Russell 2000 and the S&P 500
Share Price Performance

	Since	Since
	01/01/08	01/01/10

Miller	(44.4%)	83.7%

SGA	1.7%	91.0%

CMLS	(47.6%)	84.6%

ETM	(11.0%)	72.4%

ROIAK	67.1%	36.1%

Russell 2000	(14.3%)	4.2%

S&P 500	(25.9%)	(2.5%)

RADIO INDUSTRY LANDSCAPE
Radio Share Price Performance
January 1, 2010 – May 21, 2010
Radio Broadcasting Indexed Share Price Performance
2010 YTD
Source      FactSet
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Section 3
Miller Financial Situation

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MILLER FINANCIAL SITUATION
 Financial Situation Overview

Operating Environment
•   Miller derives the majority of its revenue from, and operates its radio assets within, large markets (e.g. NY, LA and Chicago - ~72% of total FY 2010A revenue), but faces intense competition from both CBS and Clear Channel, who have considerably more scale

– Miller’s markets continue to be in disparate stages of economic recovery (current rebound in New York vs. prolonged weakness in Los Angeles due to the severity of the real estate crisis in southern California)

•   Miller’s FY 2010A financial results declined materially due to a weak advertising environment during the global recession, but the Company expects a modest recovery in FY 2011E as the macroeconomic environment improves

•   Under management’s latest projections, FY 2011E revenue is expected to increase ~5% from FY 2010A. However, year-to-date top-line budget vs. actual results have been mixed. Management remains optimistic, but is currently not on pace to achieve the projected ~5% growth (though seasonality of business has historically led to better performance in 2Q and 3Q vs. 1Q and 4Q)

• Management believes advertisers are “re-discovering” radio, in particular related to the automotive and other key advertising categories

• Year-to-date, the publishing segment is ahead of budget with 1% top-line growth expected

– Nevertheless, margins are expected to be ~6%, well below the 20%+ margins expected of radio due to the higher cost, lower margin nature of the publishing business and targeted wealthy audience, which has been more impacted by this recession

•   Material cost control efforts (~20% reduction in workforce, 8-13% reduction in wages) over the past two years leave Miller poised to benefit from any top-line improvement, but with limited further cost reduction opportunities

Leverage	• Miller is currently highly levered, having a total debt to EBITDA ratio of ~13.5x LTM 2010 adjusted EBITDA (1)

Liquidity
•   As of February 28, 2010, Miller had $18.9MM of liquidity as defined under the credit agreement, with $2.0MM drawn and $0.9MM of LCs outstanding under its credit facility. As of the same date, cash and cash equivalents totaled $6.8MM with $3.6MM held in European financial institutions

– While Miller believes its liquidity is adequate for FY 2011E, Miller’s credit facility requires that it maintain certain minimum EBITDA levels to access its revolver. Covenant “holiday” extends until August 31, 2011

– Without continued access to a revolving credit facility, Miller will have to rely on its limited cash reserves, cash flow generated from operations and / or asset sales to service its debt and support operations

Current Credit Facility	• Currently, Miller owes $359.2MM under its credit facility, consisting of a $20.0MM revolving credit facility (due November 2012) and a $339.2MM term loan (due November 2013)

•   Miller will require some combination of (i) a refinancing based on improved performance, (ii) asset sales and (iii) potentially an additional amendment, to avoid default and ultimately service this debt as it comes due

 Sources Management, Public Filings

Note
1.	LTM adj. EBITDA of $25MM, adjusted for $7.6MM of one-time severance and ($4.2)MM of noncontrolling interest cash. Based on covenant EBITDA of $26MM, covenant leverage ratio equals ~13.2x

17

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller
•	Miller’s operating performance has significantly declined over the last 5 years
–	Revenue has declined ~9% on an annual basis

–	BCF and EBITDA have declined ~26% and ~28%, respectively, on an annual basis

–	Since 2006, BCF and EBITDA margins have declined by 1,970 bps and 1,530 bps, respectively

MILLER FINANCIAL SITUATION
 Historical Financial Performance (1)
  Last 5 Fiscal Years ended February 28

Revenue	BCF
$MM, unless otherwise indicated	$MM, unless otherwise indicated

Source Management	Source Management
EBITDA
$MM, unless otherwise indicated
Source Management
Note
1.	Per management, discontinued operations excluded from financial data; Adjusted for one-time severance charges and noncontrolling interests

18

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

MILLER FINANCIAL SITUATION
 Miller’s 2011 Budget
  FY 2010A and FY 2011E

Recent and Projected Financials - Fiscal Year Ending February 28
$MM, unless otherwise indicated

	2010A	2011E
	FY	Q1	Q2	Q3	Q4	FY	Variance

Revenues
Domestic Radio	$159.4	$39.8	$47.0	$43.2	$35.7	$165.8	4.0%
International Radio	16.2	3.4	4.3	4.1	4.9	16.6	2.7%
Interactive	2.0	0.8	1.2	1.1	1.4	4.6	127.9%
Publishing	65.0	16.0	14.6	19.3	16.7	66.7	2.6%
Total	242.6	60.0	67.2	67.7	58.7	253.7	4.6%

Broadcast Cash Flow (“BCF”)
Domestic Radio	37.7	11.1	14.6	14.8	8.4	48.8	29.5%
International Radio	3.2	0.5	1.5	1.2	2.2	5.5	70.9%
Interactive	(5.7)	(1.1)	(0.6)	(0.6)	(0.4)	(2.7)	NM
Publishing	(0.2)	0.4	(0.1)	2.8	0.8	3.9	NM
Total	35.0	10.9	15.4	18.2	11.0	55.5	58.7%
% Margin	14.4%	18.2%	22.9%	26.9%	18.7%	21.9%

Corporate Overhead	(13.1)	(3.2)	(2.8)	(2.8)	(2.8)	(11.5)	NM
EBITDA	21.9	7.8	12.6	15.4	8.2	44.0	101.1%
% Margin	9.0%	12.9%	18.7%	22.8%	14.0%	17.3%

Adjustments (1)	3.4	(1.2)	(1.1)	(1.2)	(0.9)	(4.4)	NM
Adjusted EBITDA	25.3	6.6	11.4	14.3	7.3	39.6	56.6%
% Margin	10.4%	11.0%	17.0%	21.0%	12.5%	15.6%

  Sources Management, Public Filings

Note
1.   Per management, adjustments for one time severance charges and noncontrolling interests

19

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

   Project Miller
•	In 2011, management projects growth in Miller clusters to outpace both market and competitor expectations

MILLER FINANCIAL SITUATION
 Market Growth Benchmarking
2011E Market Growth Estimates

	Miller Market	BIA	Internal Miller	Competitors’
	Projections(1)	Estimates(2)	Cluster Projections(3)	Market Projections(4)

New York	3%	6%	8%	3-4%
Los Angeles	3%	4%	9%	3-5%
Chicago	2%	6%	2%	2-4%
Austin	2%	2%	3%	2%
St. Louis	1%	5%	3%	2-5%
Indianapolis	(2%)	2%	8%	(1)-1%
Terre Haute	2%	NA	4%	2%

  Sources BIA (May 2010), Company Presentations
Notes
1.	Latest market growth projections as provided by Miller management. Miller fiscal year estimates

2.	Latest market growth projections as estimated by BIA. Calendar year estimates

3.	Latest growth projections for Miller clusters within respective markets. Miller fiscal year estimates

4.	Latest competitor growth projections as provided by Miller management. Calendar year estimates

20

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

   Project Miller
•	Despite weaker margins than its peers, the Company projects relatively stronger BCF and EBITDA growth
CY 1Q ‘10 Results
Revenue Growth

	Revenue	Revenue
	Growth	1Q ’09	1Q ’10

Miller Radio	(12.6%)	44.3	38.7

CBS Radio	8.9%	259.7	282.7
Entercom	7.2%	75.4	80.8
Saga	7.1%	26.1	28.0
Citadel	3.9%	158.9	165.0
Clear Channel Radio	3.2%	603.6	623.2
Cumulus	1.8%	55.4	56.4
Radio One	(2.1%)	60.3	59.0

MILLER FINANCIAL SITUATION
Benchmarking Comparable Radio Companies

Revenue Growth (1)
CY ’09A-’10E
Sources   Wall Street Research, Company Filings
BCF Growth (1)
CY ’09A-’10E
Sources   Wall Street Research, Company Filings

EBITDA Growth (1)
CY ’09A-’10E
Sources   Wall Street Research, Company Filings
Corporate Overhead (% of Revenue) (1)
CY ’09A
Sources   Wall Street Research, Company Filings

Notes
1.	Averages exclude Miller

2.	Adjusted for severance charges and noncontrolling interest

3.	Corporate overhead allocated to Radio segment as a percentage of revenue

21

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

   Project Miller
•	Miller’s radio segment significantly trails its peers in BCF and EBITDA margin

MILLER FINANCIAL SITUATION
 Benchmarking Comparable Radio Companies (cont’d)

BCF Margin (1)
CY ’09A
Sources   Wall Street Research, Company Filings
BCF Margin (1)
CY ’10E
Sources   Wall Street Research, Company Filings

EBITDA Margin (1)
CY ’09A
Sources   Wall Street Research, Company Filings
EBITDA Margin (1)
CY ’10E
Sources   Wall Street Research, Company Filings

Notes
1.	Averages exclude Miller

2.	Adjusted for severance charges and noncontrolling interest

3.	Corporate overhead allocated to Radio segment as a percentage of revenue

22

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

   Project Miller
•	Miller’s publishing segment maintains nominal margins and trails its peers in EBITDA growth
CY 1Q ‘10 Results
Revenue Growth

	Revenue	Revenue
	Growth	1Q ’09	1Q ’10

Miller Publishing	(11.9%)	17.4	15.3

Meredith	4.7%	337.6	353.3
Playboy	(15.4%)	61.6	52.1

MILLER FINANCIAL SITUATION
 Benchmarking Comparable Publishing Companies

Revenue Growth (1)
CY ’09A-’10E
Sources   Wall Street Research, Company Filings
EBITDA Growth (1)
CY ’09A-’10E
Sources   Wall Street Research, Company Filings

EBITDA Margin (1)
CY ’09A
Sources   Wall Street Research, Company Filings
EBITDA Margin (1)
CY ’10E
Sources   Wall Street Research, Company Filings

Notes
1.	Averages exclude Miller

2.	Adjusted for severance charges

3.	Corporate overhead allocated to Publishing segment as a percentage of revenue

4.	Stock-based compensation expense in 2010 assumed to be the same as in 2009

23

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
     Project Miller

Section 4
Preliminary Capital Structure Considerations

24

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

     Project Miller
•	The Company is highly levered at 13.5x LTM Adj. EBITDA

•	Leverage ratio expected to increase to 16.8x from 13.5x as a result of the Transactions

      PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Capitalization Summary
Miller Capitalization
$MM, unless otherwise indicated

	Status Quo				Proposal

	Book Value	Rate	Maturity	Book Value	Rate	Maturity

Revolver	2.0	L + 400	11/02/12	2.0	L + 400	11/02/12

Term Loan	339.2	L + 400	11/01/13	339.2	L + 400	11/01/13

New Senior Sub. Notes (1)	0.0			84.3	12% PIK	2017

Capital Leases	0.0			0.0

Total Debt	341.2			425.4

Preferred Stock	140.5			0.0

Noncontrolling Interest (2)	49.4			49.4

Common Equity	(179.0)			(122.8)

Cash	(6.8)			(6.8)

Equity Method Investments	(2.7)			(2.7)

Total Capitalization	342.6			342.6

Total Debt / LTM Adj. EBITDA (3)	13.5x			16.8x

Source Company Filings
Notes
1.	New 12% senior subordinated notes equal to 60% of existing preferred stock’s liquidation value

2.	Noncontrolling interest includes minority interests in various joint ventures and foreign investments

3.	Based on LTM adjusted EBITDA of $25MM
25

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

     Project Miller
•	Company is currently highly levered on a relative basis with a total debt to EBITDA ratio well in excess of its peers

•	Moreover, Miller’s LTM debt to EBITDA leverage of 13.5x exceeds the average peer LTM aggregate value to EBITDA multiple of 8.9x

      PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Comparable Company Credit Metrics
Total Debt / LTM EBITDA (1)
LTM EBITDA / LTM Interest Expense (1)
Sources Company filings, Wall Street Research
Notes
1.	Averages exclude Miller

2.	Citadel data based on a reorganized post-petition capital structure

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller
•	One of key factors Morgan Stanley considered as it evaluated Miller’s refinancing alternatives was the Company’s ratings

•	Moody’s currently rates the Company Caa2; negative outlook

•	Moody’s last report on Miller (dated June 19, 2009) cites the Company’s liquidity as a positive; however, the rating was issued before the August 2009 Amendment reducing the revolver from $75MM to $20MM and before the Company used $45MM of cash to buy back its bank debt

•	As of February 28, 2010, the Company had only $6.8MM of cash, $3.6MM of which was held in Europe and may not be easily repatriated

      PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Recent Rating Agency Commentary on Miller
•	Miller’s Caa2 rating reflects the Company’s high leverage which Moody’s expects will increase over the next twelve months due to the impact of the current economic recession and declines in advertising spending

•	Moody’s considers that the Company’s radio broadcasting business will continue to face secular pressure as listeners are provided an increasing array of alternative forms of entertainment and information media

•	Negative outlook constitutes Moody’s view that the Company will continue to face challenging market conditions in the near-to-intermediate term

•	Ratings outlook could be revised to stable if market conditions improve, providing a moderation in Miller’s leverage and financial metrics
Source Moody’s Investor Service – June 19, 2009

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

     Project Miller
•	The leveraged loan market is highly challenged for lower-rated credits
–	The CLO market, which was responsible for over 60% of primary loan demand, has virtually shut down
•	Of the $83Bn (197 leveraged loans) issued in 2010 year-to-date, only two transactions closed which were below B, both of which were split rated
–	U.S. Telepacific (B2 / CCC+)

–	Integra Telecom (B2 / CCC+)
•	Miller’s size, scale and ad-dependent revenue model are likely to disadvantage its potential rating
–	Scale, competitive market position, seasonality / cyclicality all affect ratings and favor Miller’s primary competitors

–	May ultimately require a stronger financial profile to warrant ratings comparable to peers

    PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Ratings Guidelines
•	In order to effectively access the markets given today’s current market conditions, Morgan Stanley believes the Company would need to enhance its performance and obtain a stronger credit rating

•	However, the Company would have to realize a significant improvement in EBITDA to achieve statistics consistent with higher rated media companies
Moody’s Ratings Guidelines for Media Companies

	Miller LTM	Selected Moody’s Median Financial Ratios for Media Companies

	Ratios	Baa	Ba	B	C

Debt / EBITDA	13.5x	3.2x	4.5x	6.9x	9.1x

Implied Required EBITDA (1)		105.9	76.3	49.4	37.4

Implied Maximum Debt (2)		81.4	113.0	174.4	230.5

EBITDA / Interest	1.0x	3.5x	2.2x	1.3x	0.4x

Implied Required EBITDA (3)		85.7	54.7	32.5	10.7

Implied Maximum Interest (2)		7.3	11.5	19.3	58.8

Source Moody’s Key Ratios by Rating and Industry for North American Non-Financial Corporations: December 2009
Notes
1.	Based on FY 2010A debt of $341MM

2.	Based on FY 2010A adjusted EBITDA of $25MM	28

3.	Based on FY 2010A interest expense of $25MM

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Potential Asset Sale Analysis

- At EBITDA levels of $25-45MM and debt to EBITDA levels of 5.0-7.0x EBITDA, consistent with Moody's median ratios for B and Ba media companies, the Company would have $125MM to $315MM of debt, well below its current balance of $341MM
  - Pre-tax asset sales proceeds of $26MM to $255MM would be needed to achieve these debt levels

Detailed Asset Sale Analysis [1]

$MM, unless otherwise indicated

Debt to EBITDA (x)	Pro Forma EBITDA Post-Asset Sale $25.0	$35.0	$45.0	
5.0x	$125.0	$175.0	$225.0	◄ Target Debt Level
	254.7	*177.7*	*116.2*	◄ *Required Pre-Tax Sale Proceeds*
6.0x	150.0	210.0	270.0	
	216.2	*131.2*	*71.2*	
7.0x	175.0	245.0	315.0	
	177.7	*96.2*	*26.2*	

Note

Morgan Stanley

Project Miller PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS Potential Asset Sale Analysis • At EBITDA levels of $25-45MM Required Pre-Tax Asset Sale Proceeds at Various Target Debt Levels and debt to EBITDA levels of $MM, unless otherwise indicated 5.0-7.0x EBITDA, consistent with Moody’s median ratios for B and Ba media companies, Pro Forma EBITDA Post-Asset Sale the Company would have Debt to EBITDA $125MM to $315MM of debt, $25.0 $35.0 $45.0 (x) well below its current balance of $341MM — Pre-tax asset sales proceeds 5.0x $125.0 $175.0 $225.0 Target Debt Level of $26MM to $255MM would 254.7 177.7 116.2 Required Pre-Tax Sale Proceeds be needed to achieve these debt levels 6.0x 150.0 210.0 270.0 216.2 131.2 71.2 Detailed Asset Sale Analysis (1) 7.0x 175.0 245.0 315.0 WRXP LTM BCF (3.0) 177.7 96.2 26.2 WKQX LTM BCF (0.0) WLUP LTM BCF 0.9 EBITDA of Sold Assets 2.1 Illustrative EBITDA before Sale 32.9 Pro Forma Illustrative EBITDA 35.0 Desired Debt to EBITDA 6.0x Implied Total Debt 210.0 Total Current Debt 341.2 Required After-Tax Sale Proceeds 131.2 Tax Rate 35.0% Tax Basis (2) 80.7 NOLs (3) 64.0 Required Pre-Tax Sale Proceeds 131.2 Note 1. Management believes the Company may be able to offset a portion of its gains with current NOLs 2. Provided by management 29 3. Federal net operating losses as disclosed in 2010 10-K

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

   Project Miller
•	Through August 31, 2011 (the “Suspension Period”), Miller’s only financial covenant is minimum EBITDA. After September 1, 2011 (the “Revert Date”), Miller’s covenant “holiday” ends

•	At its first measurement date of November 30, 2011, Miller must maintain a total leverage ratio no greater than 4.5x and a minimum fixed charge coverage ratio of 1.25x

•	If Miller violates these covenants, it would default on its credit facility
–	A default may restrict its ability to borrow on its revolver, require additional interest expense and accelerate the credit facility’s maturity, potentially leading to bankruptcy unless the Company can negotiate a waiver / forbearance with its lenders

      PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Covenant Compliance Analysis
Compliance through 2011 Budget
Minimum EBITDA
Compliance Beyond 2011 Budget
Required EBITDA
Source Company Filings, Management
Note
1.	Assumes $317MM of total debt based on mandatory redemption payments	30

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
Project Miller

Section 5
Preliminary Valuation Considerations

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
Project Miller

PRELIMINARY VALUATION CONSIDERATIONS
Preliminary Valuation Summary – Per Share

Notes
1.	As of May 21, 2010

2.	Based on fully diluted shares outstanding of 38MM, net debt of $334MM, preferred equity of $141MM, noncontrolling interest of $49MM and equity method investments of $3MM; Assumes book value of debt

3.	Assumes Publishing corporate overhead of $3MM valued at 5.0x

4.	Applied to 1-month, 3-month and 12-month average stock prices (before unaffected stock price as of 3/26/10) of $1.09, $1.11 and $0.79, respectively

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
Project Miller
•	At a $613MM aggregate value, holders of common stock would be entitled to receive $2.40 per share at the offer price

•	This analysis illustrates potential recovery to stakeholders under the doctrine of Absolute Priority
–	Absolute Priority dictates that no junior class of creditors is entitled to recovery unless senior creditors are paid in full
•	Trade payables and other unsecured claims would be senior to preferred equity and would be entitled to recovery

•	Excludes any potential tax leakage

PRELIMINARY VALUATION CONSIDERATIONS
Illustrative Recovery Analysis (1)
Notes
1.	Miller financial data as of February 28, 2010 per Company filings unless otherwise stated; Assumes no transaction costs and consolidation of Miller’s various joint ventures and foreign investments; Assumes noncontrolling interest claims equal to book value

2.	Based on CY 2010E EBITDA of $34MM

3.	Based on 38MM shares outstanding

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
Project Miller
•	Morgan Stanley research currently values CBS Radio at approximately 8.8x 2010E BCF

PRELIMINARY VALUATION CONSIDERATIONS
Public Comparable Company Metrics
As of 5/21/10

AV / CY 2009A EBITDA (1)	AV / CY 2010E EBITDA (1)

AV / CY 2009A BCF (1)	AV / CY 2010E BCF (1)

Sources Management Projections, FactSet, Company Filings and Wall Street Research
Notes
1.	Average excludes Miller

2.	Numbers based on bankruptcy filings and disclosure statement

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
Project Miller

PRELIMINARY VALUATION CONSIDERATIONS
Precedent Transaction Analysis
Radio Broadcasting M&A

Comparable Broadcasting M&A Transactions – Purchase Price as Multiple of Forward BCF
Sources Company Filings, Wall Street Research
Notes
1.	Blended multiple of 11.6x BCF paid for CBS stations and 13.3x for Radio One’s assets

2.	Assumes 3% growth (in line with CBS radio station’s long-term profitability growth) on current year BCF of $10MM (for the 7 acquired stations), implying forward BCF of $10MM

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

PRELIMINARY VALUATION CONSIDERATIONS
Sum of the Parts Analysis
Sum of the Parts Analysis
$MM, unless otherwise indicated

		Multiple Range		Implied Value
	Metric	Low	High	Low	High

Radio CY ‘10E BCF	$42.4	6.5x	8.0x	$275.3	$338.8
Publishing CY ‘10E Pre-Corp. EBITDA	2.4	5.0x	8.0x	11.9	19.0
Aggregate Value (pre-Corp.)				287.2	357.8

CY ‘10E Corporate (1)	(2.9)	5.0x	5.0x	(14.7)	(14.7)
Aggregate Value				272.4	343.1

Debt				341.2	341.2
Preferred Stock				140.5	140.5
Noncontrolling Interest				49.4	49.4
Cash				(6.8)	(6.8)
Equity Method Investments				(2.7)	(2.7)

Equity Value				(249.1)	(178.5)
Equity Value / Share				(6.52)	(4.67)

Notes
1.	Assumes corporate expenses allocated to Publishing as a percentage of revenue

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
Project Miller

PRELIMINARY VALUATION CONSIDERATIONS

 Precedent Minority Buy-in Transactions
Selected Deals Since 2001; All Cash; U.S. Deals; Minority Buy-in Value $25 - $500MM

Precedent Minority Buy-ins

				Value	%	Initial	Final	Final	Initial Price Premium to:						Final Price Premium to:						Premium to AV
Announced	Target Name	Acquiror Name	Structure	($MM)	Sought	Price	Price	Bump	1 Day	1 Mo Avg.	3 Mo Avg.	12 Mo Avg.	LTM High	LTM Low	1 Day	1 Mo Avg.	3 Mo Avg.	12 Mo Avg.	LTM High	LTM Low	Initial	Final

07/29/09	OSG America LP	Overseas Shipholding Group Inc	Tender	72	46.7%	$8.00	$10.25	28.1%	10.3%	21.3%	14.6%	5.8%	(39.8%)	145.4%	41.4%	55.4%	46.8%	35.5%	(22.9%)	214.4%	7.8%	31.4%

03/25/09	Hearst-Argyle Television	Hearst Corp	Tender	67	18.0%	$4.00	$4.50	12.5%	91.4%	125.6%	11.8%	(72.3%)	(82.9%)	174.0%	115.3%	153.8%	25.8%	(68.9%)	(80.8%)	208.2%	18.3%	23.0%

03/23/09	Cox Radio Inc	Cox Enterprises	Tender	65	21.6%	$3.80	$4.80	26.3%	15.2%	(6.5%)	(25.4%)	(56.6%)	(70.9%)	26.2%	45.5%	18.1%	(5.7%)	(45.1%)	(63.2%)	59.5%	6.1%	18.2%

10/23/07	Waste Industries USA	Investor Group	Merger	272	49.0%	36.75	$38.00	3.4%	775.0%	835.9%	773.5%	408.9%	248.3%	1085.5%	804.8%	867.7%	803.2%	426.2%	260.2%	1125.8%	729.0%	757.0%

02/22/07	Great American Finl Res	American Financial Group	Merger	225	19.0%	23.50	24.50	4.3%	8.3%	7.7%	4.9%	11.0%	(1.9%)	24.7%	13.0%	12.3%	9.4%	15.7%	2.3%	30.0%	6.6%	10.2%

10/09/06	NetRatings Inc	VNU NV	Merger	327	43.0%	16.00	21.00	31.3%	9.8%	9.7%	15.4%	18.1%	4.1%	39.5%	44.1%	44.0%	51.4%	55.1%	36.6%	83.1%	15.5%	69.6%

03/22/06	Erie Family Life Insurance Co	Erie Indemnity Co	Tender	75	24.9%	32.00	32.00	0.0%	6.7%	15.3%	14.9%	8.0%	(0.6%)	20.8%	6.7%	15.3%	14.9%	8.0%	(0.6%)	20.8%	5.8%	5.8%

09/13/05	CoolSavings Inc	Landmark Communications	Merger	32	49.6%	0.80	0.80	0.0%	45.5%	40.6%	19.1%	37.4%	(30.4%)	158.1%	45.5%	40.6%	19.1%	37.4%	(30.4%)	158.1%	25.8%	25.8%

04/12/04	Edelbrock Corp	Investor Group	Merger	58	48.9%	14.80	16.75	13.2%	9.5%	9.3%	15.7%	27.7%	5.7%	54.2%	23.9%	23.7%	31.0%	44.6%	19.6%	74.5%	10.1%	25.4%

07/24/03	Digex Inc	WorldCom Inc	Tender	25	39.3%	0.70	1.00	42.9%	(7.9%)	20.2%	48.0%	82.0%	(22.2%)	536.4%	31.6%	71.7%	111.4%	160.0%	11.1%	809.1%	(1.7%)	6.7%

06/02/03	Ribapharm Inc	ICN Pharmaceuticals Inc	Tender	187	19.9%	5.60	6.25	11.6%	10.2%	19.7%	23.7%	2.3%	(45.4%)	80.6%	23.0%	33.6%	38.1%	14.2%	(39.0%)	101.6%	6.6%	14.8%

02/18/03	Lexent Inc	Investor Group	Merger	32	49.5%	1.25	1.50	20.0%	37.4%	30.8%	25.3%	(31.7%)	(76.2%)	64.5%	64.8%	56.9%	50.4%	(18.1%)	(71.5%)	97.4%	(41.2%)	(71.5%)

01/13/03	Next Level Comm.	Motorola Inc	Tender	28	26.0%	1.04	1.18	13.5%	14.4%	22.4%	33.9%	(13.9%)	(68.3%)	79.0%	29.8%	38.9%	51.9%	(2.3%)	(64.1%)	103.1%	5.9%	12.2%

07/31/02	JCC Holding Co	Harrah’s Entertainment Inc	Merger	50	37.0%	10.54	10.54	0.0%	17.1%	30.3%	58.7%	211.9%	17.1%	1749.1%	17.1%	30.3%	58.7%	211.9%	17.1%	1749.1%	11.5%	11.5%

07/09/02	Intl. Specialty Prods	Samuel J Heyman	Merger	138	19.0%	10.00	10.30	3.0%	25.8%	44.4%	20.2%	13.1%	(10.0%)	78.6%	29.6%	48.7%	23.8%	16.5%	(7.3%)	83.9%	13.1%	15.0%

03/18/02	Meemic Holdings Inc	ProAssurance Corp	Tender	35	18.8%	29.00	29.00	0.0%	11.5%	29.2%	28.2%	21.7%	(9.3%)	40.1%	11.5%	29.2%	28.2%	21.7%	(9.3%)	40.1%	NA	NA

03/14/02	Konover Property Trust	Investor Group	Merger	33	47.9%	1.75	2.10	20.0%	0.0%	(1.5%)	7.7%	(26.3%)	(61.1%)	47.1%	20.0%	18.2%	29.2%	(11.6%)	(53.3%)	76.5%	NA	NA

02/19/02	Travelocity.com Inc	Sabre Holdings	Tender	491	30.0%	23.00	28.00	21.7%	19.8%	3.7%	(3.1%)	(0.8%)	(39.3%)	93.8%	45.8%	26.3%	17.9%	20.8%	(26.1%)	135.9%	22.3%	51.6%

10/10/01	TD Waterhouse Group	Toronto-Dominion Bank	Tender	386	12.0%	9.00	9.50	5.6%	45.2%	41.9%	9.9%	(24.5%)	(49.8%)	52.5%	53.2%	49.8%	16.1%	(20.4%)	(47.0%)	61.0%	31.9%	37.6%

10/01/01	NCH Corp	Irvin Levy	Tender	133	43.0%	47.50	52.50	10.5%	21.2%	14.0%	11.3%	5.6%	(15.6%)	43.9%	34.0%	26.0%	23.1%	16.7%	(6.7%)	59.1%	21.2%	34.0%

08/22/01	Homeservices Com Inc	MidAmerican Energy	Tender	24	16.5%	17.00	17.00	0.0%	32.9%	41.3%	48.6%	49.1%	28.8%	70.0%	32.9%	41.3%	48.6%	49.1%	28.8%	70.0%	23.2%	23.2%

08/21/01	Spectra Physics Inc	Thermo Electron Corp	Tender	68	20.0%	20.00	17.50	(12.5%)	46.1%	9.2%	(1.3%)	(34.4%)	(72.3%)	50.9%	27.8%	(4.4%)	(13.6%)	(42.6%)	(75.8%)	32.1%	41.6%	25.1%

08/17/01	Leeds Federal Bankshares Inc	Northwest Bancorp	Merger	40	27.3%	32.00	32.00	0.0%	97.5%	95.4%	99.9%	129.2%	87.1%	186.0%	97.5%	95.4%	99.9%	129.2%	87.1%	186.0%	NA	NA

05/30/01	Bacou USA Inc	Bacou SA	Merger	147	29.0%	28.50	28.50	0.0%	21.8%	14.6%	12.7%	16.1%	0.4%	58.3%	21.8%	14.6%	12.7%	16.1%	0.4%	58.3%	21.8%	21.8%

05/23/01	Unigraphics Solutions Inc	Electronic Data Systems Corp	Tender	205	14.0%	27.00	32.50	20.4%	26.7%	43.4%	41.7%	40.4%	9.9%	88.6%	52.5%	72.6%	70.6%	69.0%	32.3%	127.1%	26.7%	52.5%

05/14/01	Agency.com Ltd	Seneca Investments LLC	Merger	51	34.3%	3.00	3.35	11.7%	46.3%	54.2%	63.9%	(71.7%)	(88.4%)	159.5%	63.4%	72.2%	83.1%	(68.4%)	(87.0%)	189.7%	46.3%	63.4%

03/26/01	CSFBdirect	CSFB	Tender	110	18.0%	4.00	6.00	50.0%	60.0%	31.0%	3.4%	(39.9%)	(74.3%)	60.0%	140.0%	96.5%	55.1%	(9.8%)	(61.4%)	140.0%	60.0%	140.0%

							Median:	11.6%	21.2%	22.4%	15.7%	8.0%	(22.2%)	70.0%	34.0%	40.6%	31.0%	16.5%	(9.3%)	97.4%	16.9%	24.1%

							Mean:	12.5%	55.5%	59.4%	51.0%	26.5%	(16.9%)	195.1%	71.7%	75.9%	66.7%	39.3%	(9.3%)	225.7%	46.4%	58.5%

							High:	50.0%	775.0%	835.9%	773.5%	408.9%	248.3%	1749.1%	804.8%	867.7%	803.2%	426.2%	260.2%	1749.1%	729.0%	757.0%

							Low:	(12.5%)	(7.9%)	(6.5%)	(25.4%)	(72.3%)	(88.4%)	20.8%	6.7%	(4.4%)	(13.6%)	(68.9%)	(87.0%)	20.8%	(41.2%)	(71.5%)

Sources Public Filings, Press Releases, FactSet

37

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
Project Miller

Appendix A

Supplemental Materials

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller	SUPPLEMENTAL MATERIALS

Preliminary Valuation Summary – Aggregate Value

Notes
1.	Based on fully diluted shares outstanding of 38MM, net debt of $334MM, preferred equity of $141MM, noncontrolling interest of $49MM and equity method investments of $3MM; Assumes book value of debt
2.	Assumes Publishing corporate overhead of $3MM valued at 5.0x
3.	Applied to 1-month, 3-month and 12-month average stock prices (before unaffected stock price as of 3/26/10) of $1.09, $1.11 and $0.79, respectively

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller	SUPPLEMENTAL MATERIALS

Public Comparable Companies

Radio

Radio Comparable Companies
$MM, unless otherwise indicated

	Stock Price	Equity	Agg.	Adj. Agg.	Credit	Total Debt /	EBITDA /	AV /	AV / EBITDA		Adj. AV(1) / EBITDA		AV / BCF		Adj. AV(1) / BCF
	5/21/2010	Value	Value	Value (1)	Rating	LTM EBITDA	Interest Exp.	LTM EBITDA	2009A	2010E	2009A	2010E	2009A	2010E	2009A	2010E

Miller (2)	$ 2.14	$ 82	$ 603	$ 498	Caa2 / NA	13.5x	1.0x	23.9x	23.7x	18.0x	19.6x	14.9x	15.9x	13.5x	13.2x	11.1x

Entercom	12.19	455	1,181	1,148	NA / NA	6.9x	3.5x	11.2x	11.5x	9.1x	11.2x	8.9x	9.8x	8.0x	9.5x	7.8x

Radio One	3.96	216	812	735	Caa1 / CCC+	7.2x	2.4x	9.1x	9.9x	8.8x	8.9x	7.9x	7.7x	7.1x	6.9x	6.4x

Cumulus	4.21	181	787	739	Caa1 / B-	8.2x	2.2x	10.4x	11.1x	NA	10.4x	NA	8.7x	NA	8.2x	NA

Saga	23.95	102	202	202	NA / NA	3.7x	5.4x	6.5x	7.2x	5.8x	7.2x	5.8x	5.8x	4.9x	5.8x	4.9x

Citadel (3)	0.03	NA	1,625	1,625	NA / NA	3.2x	2.6x	7.5x	8.2x	7.0x	8.2x	7.0x	7.5x	6.5x	7.5x	6.5x

					Mean	5.9x	3.2x	8.9x	9.6x	7.7x	9.2x	7.4x	7.9x	6.6x	7.6x	6.4x

					Median	6.9x	2.6x	9.1x	9.9x	7.9x	8.9x	7.5x	7.7x	6.8x	7.5x	6.4x

Notes
1.	Adjusted for market value of debt and preferred stock
2.	Projections based on management estimates
3.	Valuation and projections based on bankruptcy filings and disclosure statement

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller	SUPPLEMENTAL MATERIALS

Public Comparable Companies

Magazine Publishing

Magazine Publishing Comparable Companies
$MM, unless otherwise indicated

	Stock Price	Equity	Agg.	Credit	Total Debt /	EBITDA /	AV /	AV / EBITDA
	5/21/2010	Value	Value	Rating	LTM EBITDA	Interest Exp.	LTM EBITDA	2009A	2010E

Meredith (1)	$ 33.75	$ 1,531	$ 1,823	NA / NA	1.4x	11.6x	7.9x	8.4x	7.4x

Playboy (1)	3.61	123	203	NA / NA	5.4x	2.1x	10.4x	13.6x	4.5x

				Mean	3.4x	6.8x	9.2x	11.0x	6.0x

				Median	3.4x	6.8x	9.2x	11.0x	6.0x

Notes
1.	Stock-based compensation expense in 2010 assumed to be the same as in 2009

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller
•	On March 23, 2009 Cox Media Group commenced a tender for all remaining outstanding shares of Cox Radio which it did not own
–	Cox Media held 78.4% of the Cox Radio shares, pre-tender
•	Offer price of $3.80 implied Aggregate Value of ~$697MM

SUPPLEMENTAL MATERIALS
Cox Media Minority Buy-In of Cox Radio

Transaction Economics

Cox Media Group - Offer Price	$3.80

Implied Aggregate Value ($MM)	697

Management Perspective

Management Forward (2009E) EBITDA	69

Aggregate Value / Management Forward (2009E) EBITDA	10.1x

Wall Street Perspective

Wall Street Consensus Forward (2009E) EBITDA	82

Aggregate Value / Wall Street Consensus Forward (2009E) EBITDA	8.5x

Source Company Filings

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

SUPPLEMENTAL MATERIALS
Miller’s 2010 Budget CY 2009A and CY 2010E

Recent and Projected Financials
$MM, unless otherwise indicated

	2009A	2010E
	CY	Q1	Q2	Q3	Q4	CY	Variance

Revenues

Domestic Radio	$164.4	$33.3	$39.8	$47.0	$43.2	$163.3	(0.6%	)

International Radio	17.0	4.8	3.4	4.3	4.1	16.5	(3.1%	)

Interactive	1.7	0.6	0.8	1.2	1.1	3.8	120.3%

Publishing	67.1	15.3	16.0	14.6	19.3	65.2	(2.7%	)

Total	250.2	54.0	60.0	67.2	67.7	248.9	(0.5%	)

Broadcast Cash Flow (“BCF”)

Domestic Radio	37.4	5.1	11.1	14.6	14.8	45.6	22.0%

International Radio	4.0	0.4	0.5	1.5	1.2	3.7	(8.8%	)

Interactive	(5.6)	(1.6)	(1.1)	(0.6)	(0.6)	(3.9)	NM

Publishing	(0.3)	(1.4)	0.4	(0.1)	2.8	1.7	NM

Total	35.4	2.6	10.9	15.4	18.2	47.1	33.0%

% Margin	14.2%	4.9%	18.2%	22.9%	26.9%	18.9%

Corporate Overhead	(15.9)	(2.6)	(3.2)	(2.8)	(2.8)	(11.3)	NM

EBITDA	19.5	0.1	7.8	12.6	15.4	35.8	83.5%

% Margin	7.8%	0.1%	12.9%	18.7%	22.8%	14.4%

Adjustments (1)	6.0	1.2	(1.2)	(1.1)	(1.2)	(2.3)	NM

Adjusted EBITDA	25.5	1.2	6.6	11.4	14.3	33.5	31.5%

% Margin	10.2%	2.3%	11.0%	17.0%	21.0%	13.5%

Sources      Management, Public Filings

Note
1. Per management, adjustments for one time severance charges and noncontrolling interests

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller
SUPPLEMENTAL MATERIALS
Summary Terms of New Senior Subordinated Notes

Issuer	Miller Communications Corporation

Amount	$84,275,100, assuming all holders of the Existing Preferred Stock tender their shares

Coupon	12% per annum accruing from the date of issuance, payable annually in the form of additional New Notes

Maturity	[ 2017]

Optional Redemption	At anytime with no less than 30 nor more than 60 days’ notice at a price equal to 100% of their principal amount, plus accrued and unpaid interest

Security	Unsecured

Guarantees	No guarantees by any of Miller’s subsidiaries

Ranking	Senior subordinated obligations of Miller

Covenants	No material covenants

Registration Rights	None

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL
Project Miller
SUPPLEMENTAL MATERIALS
 Ownership Summary

Top Common Stock Holders (1)

		Shares
Investor	% Owned	(MM)

John Starks	13.2	5.0

Luther King Capital	7.3	2.8

Dimensional Fund Advisors	4.5	1.7

Teachers Retirement - Ohio	4.3	1.6

Martin Capital Management	3.8	1.4

Alonzo	3.7	1.4

TowerView	3.4	1.3

Scepter (Q Investments)	2.8	1.1

Credit Suisse	2.6	1.0

BlackRock	2.5	1.0

Total	48.2	18.2

Source Bloomberg
Top Preferred Stock Holders

		Shares
Investor	% Owned	(MM)

Alonzo	41.4	1.2

Scepter (Q Investments)	12.0	0.3

Third Point	7.3	0.2

Deutsche Bank	5.0	0.1

D.E. Shaw	4.5	0.1

Total	70.2	2.0

Source Bloomberg

Note	45
1. Includes Class A and Class B common shares